UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 1)

Knightsbridge Shipping Limited
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G5299G106
(CUSIP Number)

Frontline 2012 Ltd. Par-la-Ville Place, 4th Floor 14 Par-la-Ville Road, Hamilton HM 08 Bermuda +14412984348
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G5299G106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Frontline 2012 Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*46,500,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*46,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*46,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.0%

14.	TYPE OF REPORTING PERSON

CO

*  Pursuant to the Second Acquisition Agreement (as further described in Item 4 below), Frontline 2012 Ltd. received from the Issuer 31,000,000 Common Shares as consideration for the Issuer's purchase from Frontline 2012 Ltd. of all of the shares of thirteen (13) single purpose companies.
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CUSIP No.	G5299G106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*49,600,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*49,600,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*49,600,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.9%

14.	TYPE OF REPORTING PERSON

CO

*  Hemen Holding Limited is the largest shareholder in Frontline 2012 Ltd., holding approximately 57.3% of its issued and outstanding shares.  As such, in addition to the 3,100,000 Commons Shares Hemen Holding Limited received from the Issuer on April 23, 2014 (as described in the Schedule 13D filed on May 5, 2014), it may also be deemed to beneficially own the 46,500,000 Common Shares that Frontline 2012 Ltd. received as compensation pursuant to the Acquisition Agreement (as described in the Schedule 13D filed on May 5, 2014) and part of the compensation received pursuant to the Second Acquisition Agreement (as described in Item 4 below).
3

CUSIP No.	G5299G106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*49,600,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*49,600,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*49,600,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.9%

14.	TYPE OF REPORTING PERSON

CO

*  Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited.  As such, it may be deemed to beneficially own the 3,100,000 Commons Shares that Hemen Holding Limited received from the Issuer on April 23, 2014 (as described in the Schedule 13D filed on May 5, 2014) and the 46,500,000 Common Shares that Frontline 2012 Ltd. received as compensation pursuant to the Acquisition Agreement (as described in the Schedule 13D filed on May 5, 2014) and as part of the compensation received pursuant to the Second Acquisition Agreement (as described in Item 4 below).
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CUSIP No.	G5299G106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*49,600,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*49,600,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*49,600,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.9%

14.	TYPE OF REPORTING PERSON

CO

*  C.K. Limited is the trustee of various trusts established by John Fredriksen, who serves as a Director for Frontline 2012 Ltd., for the benefit of his immediate family members (the "Trusts").  The Trusts are the direct owners of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited.  As such, C.K. Limited may be deemed to beneficially own the 3,100,000 Commons Shares that Hemen Holding Limited received from the Issuer on April 23, 2014 (as described in Schedule 13D filed on May 5, 2014) and the 46,500,000 Common Shares that Frontline 2012 Ltd. received as compensation pursuant to the Acquisition Agreement (as described in the Schedule 13D filed on May 5, 2014) and as part of the compensation received pursuant to the Second Acquisition Agreement (as described in Item 4 below).
5

CUSIP NO. G5299G106

Item 1.  Security and Issuer

This Amendment No. 1 ("Amendment No. 1") is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons (as hereinafter defined) on May 5, 2014 (the "Schedule 13D") with respect to the Common Shares, par value $0.01 per share (the "Common Shares") of Knightsbridge Shipping Limited, a company incorporated in Bermuda (the "Issuer").  The address of the principal executive office of the Issuer is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Item 2.  Identity and Background

Item 2(a) – (c) and (f) of Schedule D is hereby amended and restated to read as follows:

(a),(f)	The persons filing this statement are Frontline 2012 Ltd., a company incorporated in Bermuda ("Frontline"), Hemen Holding Limited, a company incorporated in Cyprus ("Hemen"), Greenwich Holdings Limited, a company incorporated in Cyprus ("Greenwich"), and C.K. Limited, a company incorporated in Cyprus ("C.K. Limited" and, together with Frontline, Hemen and Greenwich, the "Reporting Persons").

(b)	The address of the principal place of business of Frontline is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

The address of the principal place of business of Hemen is P.O. Box 53562, CY3399, Limassol, Cyprus.

The address of the principal place of business of Greenwich is P.O. Box 53562, CY3399, Limassol, Cyprus.

The address of the principal place of business of C.K. Limited is 13 Castle Street, St. Helier, Jersey JE4 5UT.

(b),(c)	The principal business of Frontline is acting as a ship owning and investment company. The principal business of Hemen and Greenwich is acting as investment holding companies. Hemen is the largest shareholder in Frontline, holding approximately 57.3% of Frontline's issued and outstanding shares. Greenwich is the sole shareholder of Hemen. The principal business of C.K. Limited is acting as trustee of various trusts established by John Fredriksen, who serves as a Director of Frontline 2012 Ltd., for the benefit of his immediate family members (the "Trusts"). The Trusts are the owners of Greenwich. As a result of the foregoing, the total Common Shares reported as beneficially owned by each of Hemen, Greenwich and C.K. Limited include the Common Shares reported as beneficially owned by Frontline 2012 Ltd.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Frontline is set forth below.  If no business address is given, the director's or executive officer's address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.
6

John Fredriksen	Director
Mr. Fredriksen is a citizen of Cyprus and his principal business address is c/o Seatankers Management Co. Ltd. P.O. Box 53562 CY3399, Limassol, Cyprus.  Mr. Fredriksen is also the President, a Director and Chairman of the Board of Seadrill Limited; Chairman, President, Chief Executive Officer and a Director of Frontline Ltd.; Chairman of the Board, President and a Director of Golar LNG Limited; and Chairman of the Board, President, Chief Executive Officer and a Director of Golden Ocean Group Limited.

Harald Thorstein	Director
Mr. Thorstein is currently employed by Frontline Corporate Services in London, prior to which he was employed in the Corporate Finance division of DnB NOR Markets, specializing in the offshore and shipping sectors.  Mr. Thorstein has an MSc in Industrial Economics and Technology Management from the Norwegian University of Science and Technology.  Mr. Thorstein has also served as a director of Seadrill Partners LLC since 2012 and is a director of Deep Sea Supply Plc., NADL and Northern Offshore Limited.

Carl Erik Steen	Director	Mr. Steen is a citizen of Norway. Mr. Steen also serves as a Director of Seadrill Limited.

Cecile Fredriksen	Director	Ms. Fredriksen is a citizen of Norway. Her principal occupation is serving as a Director of Frontline.

Kate Blankenship	Director
Ms. Blankenship is a citizen of the United Kingdom.  Ms. Blankenship also serves as a Director of Seadrill Limited, Seadrill Partners LLC, Golar LNG Partners, Golar LNG Limited, Archer Limited, Frontline Ltd., Golden Ocean Group Limited, Independent Tankers Corporation Limited and North Atlantic Drilling Ltd.

Georgina E. Sousa	Director & Secretary	Ms. Sousa is a citizen of the United Kingdom. Her principal occupation is serving as Director and Secretary of Frontline.

Claire M.E. Burnard	Assistant Secretary	Ms. Burnard is a citizen of the British Overseas Territories. Her principal occupation is serving as Assistant Secretary of Frontline.

Colleen E. Simmons	Assistant Secretary	Ms. Simmons is a citizen of the British Overseas Territories. Her principal occupation is serving as Assistant Secretary of Frontline.

7

The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Hemen's director is set forth below.  Hemen does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Greenwich's director is set forth below.  Greenwich does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director is set forth below.  C.K. Limited does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Chris Bunt	Director	Mr. Bunt's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Bunt is a citizen of Jersey.

Charles Guy Malet de Carteret	Director	Mr. Carteret's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Carteret is a citizen of Jersey.

Simon Paul Alan Brewer	Director	Mr. Brewer's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Brewer is a citizen of Jersey.

(d),(e)	None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

8

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to the "Second Acquisition Agreement" (as further described in Item 4 below), the Issuer has agreed to purchase 25 single purpose acquisition companies for 62.0 million Common Shares.  The first stage was completed on September 15, 2015, on which date the Issuer acquired 13 single purpose acquisition companies for 31.0 million Common Shares.

Item 4.  Purpose of Transaction

Item 4 is hereby amended as follows:

On September 15, 2014, the Issuer and Frontline entered into an agreement (the "Second Acquisition Agreement") pursuant to which the Issuer agreed to purchase from Frontline all of the shares of 25 single purpose companies (with 13 single purpose companies being purchased on September 15, 2014 for 31.0 million Common Shares and 12 single purpose companies being purchased on or about March 15, 2015 for 31.0 million Common Shares), each having a newbuilding Capesize bulk carrier in order with expected deliveries between September 2014 and September 2016, with five vessels delivering in 2014, fourteen vessels in 2015 and six vessels in 2016.  Under the Second Acquisition Agreement, the Issuer/Frontline exchange ratio will be 44%/56%, and the Issuer agreed to issue 62,000,000 Common Shares (the "Second Acquisition Agreement Shares") to Frontline.  The closing is anticipated to be executed in two stages, with 31,000,000 Common Shares issued on September 15, 2014 and 31,000,000 around March 15, 2015.
On September 15, 2014, the Issuer and Frontline entered into an agreement (the "Second Registration Rights Agreement") whereby the Issuer agreed that it will, within a specified period in the future, prepare and file a shelf registration statement pursuant to Rule 415 of the U.S. Securities Act of 1944, as amended, to ensure that the Second Acquisition Agreement Shares will be registered with the U.S. Securities and Exchange Commission and thus freely tradable on the NASDAQ Stock Market.
On October 7, 2014, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Golden Ocean Group Limited, a limited company incorporated in Bermuda ("Golden Ocean") pursuant to which, Golden Ocean will merge into Knightsbridge, with Knightsbridge continuing as the surviving company.

In connection with the Merger Agreement, Frontline and Hemen entered into a voting agreement to vote all of their respective Common Share in favor of the merger (the "Voting Agreement").  Approval of the merger requires the affirmative vote, as of the record date, of 75% of the ordinary shares of the Issuer which are voted at its special general meeting.

The foregoing was a summary of certain of the material terms of the Second Acquisition Agreement, the Second Registration Rights Agreement and the Voting Agreement.  The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the full text of the forms of the Second Acquisition Agreement, the Second Registration Rights Agreement, and the Voting Agreement, which have been filed as Exhibits hereto.

Except as set forth above or such as would occur on the completion of any of the actions discussed above, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

9

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Common Shares they may be deemed to beneficially own.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(d)	As of the date hereof, Frontline may be deemed to be the beneficial owner of 46,500,000 Common Shares, constituting 58.0% of the outstanding Common Shares, based upon 80,121,550 Common Shares outstanding. Frontline has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 46,500,000 Common Shares. Frontline has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 46,500,000 Common Shares. The 46,500,000 Common Shares beneficially owned by Frontline were received from the Issuer as consideration pursuant to the Acquisition Agreement (as described in the Schedule 13D) and as part of the consideration pursuant to the Second Acquisition Agreement (as further discussed in Item 4 above), each of which were privately-negotiated transactions.

As of the date hereof, Hemen may be deemed to be the beneficial owner of 49,600,000 Common Shares, constituting 61.9% of the Common Shares, based upon 80,121,550 Common Shares outstanding.  Hemen has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 49,600,000 Common Shares.  Hemen has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 49,600,000 Common Shares.  The 49,600,000 Common Shares beneficially owned by Hemen are beneficially owned pursuant to the Acquisition Agreement (as described in the Schedule 13D) and Second Acquisition Agreement (as further described in Item 4 above) and the Subscription and Settlement Agreement (as described in the Schedule 13D), each of which were privately-negotiated transactions.

As of the date hereof, Greenwich may be deemed to be the beneficial owner of 49,600,000 Common Shares, constituting 61.9% of the Common Shares, based upon 80,121,550 Common Shares outstanding.  Greenwich has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 49,600,000 Common Shares.  Greenwich has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 49,600,000 Common Shares.  The 49,600,000 Common Shares beneficially owned by Greenwich are beneficially owned pursuant to the Acquisition Agreement (as described in the Schedule 13D) and Second Acquisition Agreement (as further described in Item 4 above) and the Subscription and Settlement Agreement (as described in the Schedule 13D), each of which were privately-negotiated transactions.

As of the date hereof, C.K. Limited may be deemed to be the beneficial owner of 49,600,000 Common Shares, constituting 61.9% of the Common Shares, based upon 80,121,550 Common Shares outstanding.  C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 49,600,000 Common Shares.  C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 49,600,000 Common Shares.  The 49,600,000 Common Shares beneficially owned by C.K. Limited are beneficially owned pursuant to the Acquisition Agreement (as described in the Schedule 13D) and Second Acquisition Agreement (as further described in Item 4 above) and the Subscription and Settlement Agreement (as described in the Schedule 13D), each of which were privately-negotiated transactions.

10

Other than the transactions described in Item 4 above, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.

(e)	N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6.

Except for the Acquisition Agreement, the Second Acquisition Agreement, the Registration Rights Agreement, the Second Registration Rights Agreement and the Voting Agreement, Frontline does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Except for the Subscription and Settlement Agreement, the Registration Rights Agreement, the Second Registration Rights Agreement and the Voting Agreement, Hemen does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Greenwich and C.K. Limited do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit A:  Joint Filing Agreement

Exhibit B:  The Second Acquisition Agreement

Exhibit C:  The Second Registration Rights Agreement

Exhibit D:  The Voting Agreement

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2014
(Date)

Frontline 2012 Ltd.

By: /s/ Georgina E. Sousa
Name: Georgina E. Sousa Title: Director/Secretary
Hemen Holding Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Greenwich Holdings Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
C.K. Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director

*  Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

12

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A, dated October 9, 2014, relating to the Common Shares, par value $0.01 per share of Knightsbridge Shipping Limited shall be filed on behalf of the undersigned.

October 9, 2014
(Date)

Frontline 2012 Ltd.

By: /s/ Georgina E. Sousa
Name: Georgina E. Sousa Title: Director Secretary
Hemen Holding Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
Greenwich Holdings Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
C.K. Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director

13

Exhibit B

Execution Version
ACQUISITION AGREEMENT
This acquisition agreement (the "Agreement") is entered into on this 15th day of September, 2014 between:
(1)  FRONTLINE 2012 LTD., a company incorporated in Bermuda and having its registered address at 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda ("Frontline");
and
(2)  KNIGHTSBRIDGE TANKERS LIMITED a company incorporated in Bermuda and having its registered address at 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda ("KTL")
(hereinafter collectively referred to as the "Parties" and, each, as a "Party").
WHEREAS:
(A)	Frontline is the owner of all of the issued shares in Frontfleet IV Ltd. ("Frontfleet").
(B)	As at the date hereof, Frontline is the owner of all of the issued shares (the "Shares") of 25 single purpose companies incorporated under the laws of the Republic of Liberia, the names, number of shares in issue and paid in share capital of which are set out in Schedule 1 hereto (the "Companies" and each a "Company").
(C)	The Companies are parties to individual shipbuilding contracts (the "Shipbuilding Contracts" and each a "Shipbuilding Contract") for newbuilds as listed in Schedule 2. The Shipbuilding Contracts have been entered into with different shipbuilders, namely (i) China Shipbuilding Trading Company Limited of the People's Republic of China and Shanghai Walgaoqiao Shipbuilding Company Limited of the People's Republic of China (collectively, "CSTC/SWS"), (ii) China Shipbuilding & Offshore International Co., Ltd. of the People's Republic of China and Dalian Shipbuilding Industry Co., Ltd. of the People's Republic of China (collectively, "DSCI"), (iii) China Shipbuilding & Offshore International Co., Ltd. of the People's Republic of China and Bohai Shipbuilding Heavy Industry Co., Ltd. of the People's Republic of China (collectively, "Bohai"), Japan Marine United Corporation of Japan ("JMUC") and New Times Shipbuilding Co. Ltd. of the People's Republic of China ("New Times"), as reflected above the names of the relevant Shipbuilding Contracts in Schedule 2 (the shipyards herein together referred to as the "Yards" and each a "Yard"). Pursuant to the Shipbuilding Contracts each Company will buy and take delivery of one Bulk Carrier identified by the hull no. as set out in Schedule 2 (the "Newbuilds" and each a "Newbuild"). The Newbuilds include two 210,000 deadweight ("DWT") bulk carriers, two 182,000 DWT bulk carriers and twenty one 180,000 DWT bulk carriers. The Newbuilds are identified and defined in Schedule 2 as the "CSTC/SWS Hulls", the "DSCI Hulls", the "Bohai Hulls", the "JMUC Hulls", and the "New Times Hulls".
(D)	Each Company has paid pre-delivery instalments under the Shipbuilding Contract to which it is a party in the aggregate (the "Paid Instalments").
(E)	Modifications and extras agreed with the Yards beyond the specifications set forth in the Shipbuilding Contracts (the "Extra Items") are at the cost set out opposite the Newbuilds' names in Schedule 3 (the "Extra Costs") and are payable to the relevant Yard together with the delivery instalment for each such Newbuild.
(F)	The Companies have financed the Paid Instalments by intra-group loans from Frontline (the "Intra-Group Loans").
(G)	Each of the Companies has, prior to the payment of each Paid Instalment, received a refund guarantee in a matching amount (the "Refund Guarantees").
(H)	Save as stated in (i) below, Frontfleet is party to a commission agreement in respect of each Shipbuilding Contract pursuant to which Frontfleet is entitled to receive a commission

Execution Version

representing 1% of the contract price under the relevant Shipbuilding Contract from the relevant Yard.
(I)	For the Newbuilds with Bohai (Hull Nos. BH424-1 and 1311424-2) there is no direct commission arrangement with Bohai but there is a sub-commission agreement between Frontfleet and H. CLARKSON & COMPANY LIMITED ("Clarksons"), pursuant to which Ciarksons receives commission from Bohai and pays on to Frontfleet a commission of 1%. For the Newbuilds with JMUC (Hull Nos, H5004 and H5005) there is no direct commission arrangement with JMUC but there is a sub-commission agreement between Frontfleet and R.S. Platou ASA ("Platou"), pursuant to which Platou receives a commission from JMUC and pays on to Frontfleet a commission of 1%. (The commission arrangements described in Recital (H) above and in this Recital (I) are referred to as the "Commission Agreements"). Commission payments have been received in respect of the Paid Instalments.
(J)	In the case of the Newbuilds with (i) CSTS/SWS, and (ii) New Times, Frontfleet has issued guarantees in favour of CSTS/SWS and New Times for the performance of each relevant Company's pre-delivery payment obligations under the Shipbuilding Contract to which such Company is a party.
(K)	In the case of the Newbuilds with (i) Bohai, (ii) DSCI and (iii) JMUC, Seatankers Management Co. Ltd. ("Seatankers") has issued guarantees in favour of Bohai, DSCI and JMUC for the performance of each relevant Company's pre-delivery payment obligations under the Shipbuilding Contract to which such Company is a party. (The performance guarantees described in Recitals (J) and this Recital (K) are referred to as the "Performance Guarantees").
(L)	Frontline has acquired all of the issued shares in the Companies (the "Shares") from Frontfleet and is the sole owner of the Shares. The Parties have agreed that KTL shalt acquire all the Shares from Frontline following the conversion of the Intra-Group Loans to equity in the Companies and the contribution by Frontline of further required equity capital as at Closing, in exchange for new shares in KTL.
NOW THEREFORE, it is hereby agreed as follows:
1.	PREPARATORY STEPS
1.1	Frontline undertakes to convert the Intra-Group Loans to equity capital in the Companies.
1.2	Correspondingly with the conversion of the Intra-Group Loans to equity in the Companies, Frontline undertakes to contribute further amounts in cash to the equity capital of the Companies. The amount to be contributed to each Company will be calculated immediately prior to Closing and will be the difference between the remaining pre-delivery instalments due for payment under a Shipbuilding Contract before the relevant Closing Date and the net Remaining Capex for any Newbuild. The amounts for Debt, Remaining Capex, Cash, Net Remaining Capex, Cash, Net Remaining Capex and Equity will be calculated immediately prior to the Closing and Schedule 2 will be updated with those amounts.
2.	SALE OF THE SHARES
2.1	Frontline hereby agrees to sell and KTL hereby agrees to purchase the Shares.
2.2	The Shares shall be delivered and transferred by Frontline to KTL on the relevant Closing Date (as defined in Clause 6 below), free of encumbrances and otherwise in accordance with the terms of this Agreement.
3.	VALUATION - CONSIDERATION
3.1	Valuation
The Parties agree that the sale and purchase will be based on the market value of each Newbuild as at 31 March 2014. For each Newbuild this will be the USD amount set against

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its Hull No. in Schedule 2 and the Parties have agreed to use this in the valuation of the equity capital of each of the Companies.
The Parties further agree that the Companies shall be acquired based on having an aggregate net debt of no more than USD894 million. Specifically, "net debt" shall reflect the amount by which each Company's remaining pre-delivery instalments due for payment under a Shipbuilding Contract before the relevant Closing Date exceeds the amount of cash held by such Company on the relevant Closing Date. Frontline will provide the difference in cash to the relevant Company as further equity (equity provided by Frontline to also cover Extra Costs, but payment of the same to be the responsibility of the Companies/KTL on delivery). Frontline shall be responsible for the Extra Costs up to and including 23 April 2014 and KTL shall be responsible for the Extra Costs (and any further Extra Items in respect of any modifications and extras agreed with the Yards) after 23 April 2014. Known Extra Costs up to and after 23 April 2014 is set out in Schedule 3.
3.2	Consideration
The Parties agree that the aggregate purchase price for the Shares shall be USD 620,000,000 (the "Consideration").
The amount of Consideration allocated to the Shares of each Company shall be the amount set against its name in Schedule 2 under the column 'Equity' as the same is updated as at the Closing. That part of the Consideration payable on the First Closing shall be USD 310,000,000 and the balance of the Consideration payable on the Second Closing shall be USD 310,000,000.
3.3	Settlement
3.3.1	The Consideration shall be settled by way of the issue of new shares in KTL by KTL to Frontline (the "Consideration Shares"). The number of Consideration Shares has been calculated using a price of USD10.00 per share.
The number of Consideration Shares to be subscribed shall be 62,000,000 in total. The transaction envisaged by this Agreement will be executed in two stages, with 31,000,000 Consideration Shares to be issued on or around 15 September 2014 and 31,000,000 Consideration Shares to be issued on or around 15 March 2015, as further described in and subject to Clause 6.
3.3.2	KTL hereby warrants to Frontline that it has sufficient unissued shares to issue the Consideration Shares to Frontline as set forth above, and that no approval is required from the shareholders of KTL for the issue of the same to Frontline.
4.	PERFORMANCE GUARANTEES
4.1	Frontline hereby agrees to procure that Frontfleet and Seatankers shall continue their respective Performance Guarantees until delivery of each Newbuild in accordance with the terms of the relevant Shipbuilding Contract.
Frontfleet and Seatankers shall not receive any compensation for such continued guarantees from KTL or the Companies.
4.2
At each Closing Date, with respect to the Performance Guarantees issued by Frontfleet and/or Seatankers, as applicable, for the benefit of the Companies being acquired by KTL on such Closing Date, KTL hereby agrees to issue in favour of each of Frontfleet and/or Seatankers, as applicable, an indemnity or indemnities (the "Indemnities" and each an "Indemnity") pursuant to which KTL will irrevocably, absolutely and unconditionally indemnify and hold Frontfleet and Seatankers (as the case may be) harmless, against any amount claimed by a Yard from Frontfleet or Seatankers (as the case may be) under the Performance Guarantees as a consequence of a breach or default by any of the Companies under the Shipbuilding Contract to which it is a party occurring after the relevant Closing Date, and in the case of the Indemnities issued in favour of Frontfleet, also directly indemnifying Frontfleet against claims by CSTC/SWS in connection with the performance guarantee issued by Frontfleet in respect of CSTC/SWS Hulls No. H1268 (as

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required by clause 4.2 of the First Acquisition Agreement (as defined below), CSTC/SWS Hulls H1265, H1282, H1266 and 1267 having already been delivered on or prior to the date hereof.
5.	CONDITIONS PRECEDENT
5.1	The transaction envisaged by this Agreement shall be completed by two closings as defined in Clause 6.2 and 6.3 below (together the "Closings" and each a "Closing"), as further described in Clause 6 below. Each Closing shall be conditional on the following for the relevant Companies:
(i)	The Corporate Secretary of KTL (Georgina E. Sousa) confirming that she has in her possession the articles of incorporation, by-laws and all other corporate records (including any amendments thereto) and a secretary's certificate confirming the officers, the composition of the board, and the number of shares in issue for each Company and the recorded ownership thereof by Frontline;
(ii)	The Corporate Secretary of KTL (Georgina E. Sousa) confirming that she has in her possession a secretary's certificate in respect of each Company attaching certified photocopies of the documentation of Frontline's acquisition of all of the Shares from Frontfleet, the conversion of the Intra-Group Loans to equity and the contribution of further equity capital to the Companies by Frontline, in each case as set out in Clause 1;
(iii)	KTL having received confirmation that each Shipbuilding Contract (which shall include specifications, the general arrangement drawing, mid-ship section drawing and maker's list), the Performance Guarantees, the Refund Guarantees and any and all amendments thereto and a list identifying the Extra Items in respect of each Newbuild are held to its order by Frontline Management AS or Frontline Management (Bermuda) Ltd. or Frontline Management AS or by the nominated manager or with site teams at the relevant Yard;
(iv)	the Companies and Frontline Management (Bermuda) Ltd. entering into Construction Supervision Agreements (as defined in Clause 12.1 below);
(v)	the Parties having agreed the terms of the Registration Rights Agreement (as defined in Clause 10.1 below);
(vi)	the receipt by KTL's board of directors of a written opinion from its financial advisor to the effect that the consideration paid by KTL to Frontline pursuant to this Agreement is fair to KTL and KTL's shareholders from a financial point of view;
(vii)	the absence of pending or threatened material and adverse litigation against the Companies or the transactions described herein;
(viii)	the absence of any material adverse change in the business, operations, results of operations, customer or supplier relations, assets, liabilities or financial condition of the Companies or, to the knowledge of Frontline after consulting with Frontline Management (Bermuda) Ltd., Singapore Branch, the Yards;
(ix)	the receipt by KTL of a letter from Frontline Management (Bermuda) Ltd., substantially in the form attached hereto as Exhibit A, confirming that no commission will be claimed under its management agreement with KTL as a consequence of the transaction described herein;
(x)	all warranties of the Parties set out herein being true and accurate and all covenants of the Parties having been performed, in all material respects, as of the Closing Date;
(xi)	KTL having carried out all steps required under applicable laws and regulations for the issue of the Consideration Shares;
(xii)	all third party consents and corporate approvals relevant to the execution and completion of this Agreement and the issue of the Consideration Shares having

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been obtained by the Parties;
(xiii)	evidence, satisfactory to Frontline in its sole discretion, that the board of directors of KTL has waived the restrictions set forth in clause 15 of the acquisition agreement dated 3 April 2014 (the "First Acquisition Agreement") entered into between the Parties with regard to the acquisition by KTL from Frontline of 5 single purpose companies incorporated under the laws of the Republic of Liberia, namely Palila Inc., Parula Inc., Petrel Inc., Piper Inc. and Front Singapore Inc., solely with respect to this Agreement;
(xiv)	KTL issuing on or before the First Closing the Indemnities in favour of Frontfleet and Seatankers, duly executed and dated, for the Newbuilds covered by the First Closing, and also for CSTC/SWS Hull No. H1268 (with reference to clause 4.2 of the First Acquisition Agreement and Clause 4.2 above); and
(xv)	KTL issuing on or before the Second Closing the Indemnities in favour of Frontfleet and Seatankers, duly executed and dated, for the Newbuilds covered by the Second Closing.
5.2	The Parties undertake, to the best of their abilities, to do all things that may be necessary, proper or advisable in order to consummate and give effect as promptly as practicable to the steps required to facilitate Closings in the period from the date hereof until the date of the Second Closing (as defined below).
6.	CLOSINGS
6.1	The Closings shall take place without a physical meeting (but co-ordinated from the offices of Wiersholm in Oslo, Norway). Each Closing shall take place on the date which is 2 banking days (in Oslo and New York) after the date on which all the conditions set forth in Clause 5.1 have been satisfied or waived) for that Closing (each a "Closing Date").
6.2	First Closing:
Subject to Clause 6.1 above, the first Closing shall take place on or around 15 September 2014 or such other date as the Parties agree (the "First Closing").
6.3	Second Closing:
Subject to Clause 6.1 above, the second Closing shall take place on or around 15 March 2015 or such other date as the Parties agree (the "Second Closing").
6.4	The following steps shall take place in order to complete each Closing, and all deliveries to KTL shall be made to the Corporate Secretary of KTL (Georgina E. Sousa):
(i)	the Parties shall confirm that all conditions precedent referred to in Clause 5.1 have been complied with or waived for the relevant Companies;
(ii)	Frontline shall deliver the certificates evidencing ownership of the Shares in the relevant Companies to KTL, duly endorsed for transfer;
(iii)	KTL shall issue the Consideration Shares to Frontline as fully paid shares;
(iv)	Mr. Ola Lorentzon shall be appointed as a director in each of the Companies;
(v)	the Registration Rights Agreement (as defined in Clause 10.1 below) shall be executed by the Parties;
(vi)	Frontline shall prepare an updated Schedule 2 showing correct amounts for Paid installments, Remaining Capex, Net Remaining Capex and Equity as at the Closing Date;
(vii)	Frontline shall deliver a statement certifying the amount of Intra-Group Loans and that they have been capitalised, and the amount of further equity contribution which has been made for each Company as at the Closing Date in Schedule 2.

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6.5	Unless otherwise agreed between the Parties and confirmed in writing, the First Closing shall include the transfer of the Companies with Shipbuilding Contracts with the following Yards: CSTC/SWS, 3MUC and Bohai and the Second Closing shall include the transfer of the Companies with Shipbuilding Contracts with the following Yards: DSCI and New Times.
7.	WARRANTIES
7.1	Frontline hereby warrants to KTL as of the date hereof and for the relevant Companies and Shares as at each Closing Date that:
(i)	as of the Closing Date, Frontline is the sole, beneficial and registered owner of the Shares;
(ii)	the execution and delivery or performance of this Agreement and any other document to be executed in connection with this Agreement will not (a) conflict with or breach any provision of the organizational documents of any of the Companies, (b) constitute a default under any agreement by which any of the Companies are bound or entitle any party to any such agreement to terminate or modify the agreement or (c) cause any Company to be required to make any payment which it would not otherwise have been required to make;
(iii)	the Shares, which are described in Schedule 1, represent all of the authorised capital stock of the Companies, and are duly authorised, validly issued, fully paid and non-assessable, and there are no other rights, agreements or commitments relating to the Shares or any other options, warrants or other securities issued by the Companies;
(iv)	the Shares will be transferred to KTL free of encumbrances;
(v)	each Company is duly organised, validly existing and in good standing under the laws of Liberia;
(vi)	the Companies have no liabilities or obligations, whether reflected in their balance sheets or not, other than those arising from the Shipbuilding Contracts (including the Remaining Capex and the cost of any Extra Items agreed upon after 23 April 2014);
(vii)	the Companies have no assets, whether reflected in their balance sheets or not, other than their rights under the Shipbuilding Contracts (including the Paid Instalments), the Refund Guarantees and cash on deposit;
(viii)	the aggregate net debt of the Companies shall not be more than USD 894m;
(ix)	in connection with the First Acquisition Agreement Frontline has disclosed to KTL the shipbuilding contract and related documents for CSTC/SWS Hull No. H1265 which is the lead sister vessel to the CSTC/SWS Hulls. The shipbuilding contracts, refund guarantees and related documents for the CSTC/SWS Hulls are substantially the same as those of CSTC/SWS Hull No. H1265, save for logical differences;
(x)	Frontline has disclosed to KTL the shipbuilding contract and related documents for DSCI Hull No. BC180K-42 which is the lead sister vessel to the DSCI Hulls. The shipbuilding contracts, refund guarantees and related documents for the other DSCI Hulls are substantially the same as those of DSCI Hull No. BC180K-42, save for logical differences;
(xi)	Frontline has disclosed to KTL the shipbuilding contract and related documents for Bohai Hull No. BH424-1 which is the lead sister vessel to the Bohai Hulls. The shipbuilding contract, refund guarantee and related documents for Bohai Hull No. BH424-2 are substantially the same as those of Bohai Hull No. BH424-1, save for logical differences;
(xii)	Frontline has disclosed to KTL the shipbuilding contract and related documents for JMUC Hull No. H5004 which is the lead sister vessel to the JMUC Hulls. The

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shipbuilding contract, refund guarantee and related documents for the JMUC Hull No. H5005 are substantially the same as those of JMUC Hull No. H5004, save for logical differences;
(xiii)	Frontline has disclosed to KTL the shipbuilding contract and related documents for New Times Hull No. 0118001 which is the lead sister vessel to the New Times Hulls. The shipbuilding contracts, refund guarantees and related documents for the other New Times Hulls are substantially the same as those of New Times Hull No. 0118001, save for logical differences;
(xiv)	each Company has good and valid title to its Shipbuilding Contract, free and clear of any encumbrances and has performed all its obligations thereunder as have been required to be performed by It to date;
(xv)	no Company is in default under its Shipbuilding Contract;
(xvi)	the Companies are in compliance with the Shipbuilding Contracts and, to the best of its knowledge after consulting with Frontline Management (Bermuda) Ltd., Singapore Branch, the other parties to the Shipbuilding Contracts and the Refund Guarantees are in compliance with the terms thereof;
(xvii)	each Shipbuilding Contract and Refund Guarantee is in full force and effect and is enforceable against the parties thereto in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles;
(xviii)	no consent or other action is required in order for the Shipbuilding Contracts and Refund Guarantees to remain in full force and effect after Closing;
(xix)	each Shipbuilding Contract and each Refund Guarantee (including any amendments thereto) will from the time of each Closing be held to the order of KTL by Frontline Management AS;
(xx)	there have been no amendments to the Shipbuilding Contracts made after the issue of the Refund Guarantees that have not been acknowledged and consented to by the provider of the Refund Guarantees;
(xxi)	the Paid Instalments have been paid in full and the Refund Guarantees securing the repayment thereof were received in advance of payment thereof in the form agreed in the relevant Shipbuilding Contract;
(xxii)	there is no accrued right of a provider of a Refund Guarantee to terminate such Refund Guarantee;
(xxiii)	the Extra Items relevant to each Newbuild as at the date hereof is set forth in Schedule 3;
(xxiv)	other than in connection with the taking of delivery of any Newbuild which may have been issued, no power of attorney or similar authorization given by a Company is presently is in effect;
(xxv)	there are no legal proceedings or orders pending, or to the best of Frontline's knowledge, threatened, against any Company or relating to any Company's properties or assets, or which questions the validity of or seeks to prohibit the Agreement or the transactions contemplated hereby;
(xxvi)	no Company, nor any director, shareholder, officer, agent, employee or other person associated with or acting on behalf of such Company, has: (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; or (c) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any supplier, customer, licensor, contractor, politician or government employee;

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(xxvii)	a list of all bank accounts, savings deposits, money-market accounts, certificates of deposit, safety deposit boxes, and similar investment accounts with banks or other financial institutions maintained by or on behalf of each Company showing the depository bank or institution address, appropriate bank contact personnel, account number and names of signatories has been delivered to KTL;
(xxviii)	each Company is in compliance, and is now complying, in all material respects with all applicable laws (including environmental laws) applicable to it or its business, properties or assets;
(xxix)	no tax returns are, or have ever been, required to be filed by, or with respect to, any Company, and the Companies do not have and will not have any tax liability for any time at or prior to the Closing; and
(xxx)	neither Frontline nor any company or entity affiliated to it has or will, subsequent to each Closing, have any claim against any of the relevant Companies.
7.2	KTL acknowledges and accepts that Frontline makes no warranties regarding the technical specifications or suitability for use of the Newbuilds or the quality of workmanship of the Yards and their suppliers in respect of the Newbuilds.
7.3	Each Party hereby warrants to the other as of the date hereof and as of the each Closing Date that:
(i)	it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was formed;
(ii)	it has the full right, power and authority to enter into this Agreement and to perform its obligations hereunder;
(iii)	this Agreement has been duly authorised, executed and delivered by it and constitutes the valid and binding obligations of such Party, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles;
(iv)	the execution, delivery and performance by such Party of this Agreement does not and will not, violate any law, breach its organizational documents or any agreement to which it is a party, or result in any lien on its assets;
(v)	all consents, approvals or authorisations of or registrations, filings or declarations with any governmental authority or any other person required in connection with the execution, delivery and performance by such Party of this Agreement have been obtained;
(vi)	there are no legal proceedings or orders pending, or to the best of such Party's knowledge, threatened against such Party or relating to any of its properties or assets which questions the validity of or seeks to prohibit the Agreement or the transaction contemplated hereby;
(vii)	neither such Party nor any director, shareholder, officer, agent, employee or other person associated with or acting on behalf of such Party has: (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; or (c) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any supplier, customer, licensor, contractor, politician or government employee; and
(viii)	no broker or finder has acted for such Party in connection with this Agreement or the transactions contemplated hereby and no broker or finder is entitled to any brokerage or finder's fee or other commissions in respect of such

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transactions based upon agreements, arrangements or understandings made by or on behalf of such Party.
8.	COMPENSATION, CONDUCT OF CLAIMS AND LIMITATIONS
8.1	Compensation for breach
Frontline shall compensate KTL for any loss, on a USD for USD basis, which KTL or any Company suffers or incurs as a result of any breach of any of Frontline's warranties under this Agreement, Including any loss arising from any reduction of the value of the Shares. Frontline's obligation to compensate KTL for any such breach shall not be conditional upon any negligence on the part of Frontline nor upon the breach falling within Frontline's control.
8.2	Mitigation of losses
KTL shall use commercially reasonable efforts to mitigate any loss and to cause each Company to mitigate any loss.
8.3	Exclusion of losses
Frontline is not liable to KTL under Clause 8.1 for any loss:
(i)	to the extent it arises solely as a result of an intentional act of or omission by KTL after the relevant Closing;
(ii)	to the extent the loss occurs solely as a result of any legislation not in force at the date hereof or any change of law which comes into force after the date hereof and (in each case) which could not reasonably have been foreseen at the date hereof; or
(iii)	which is contingent unless and until the contingent liability becomes an unconditional liability, provided that this shall not be interpreted so as to prevent KTL from meeting the time limitations set out in Clause 8.4 by notifying Frontline of a potential claim relating to any contingent liability.
8.4	Time limitations
Frontline shall have no liability for any loss arising from a breach of any of Frontline's warranties under this Agreement unless KTL has notified Frontline of the claim on or before the date falling twelve months after the First Closing for the Companies included in the First Closing, or twelve months after the Second Closing for the Companies included in the Second Closing.
Notwithstanding the preceding paragraph, the notice of a claim based on a breach of Frontline's warranty in Clauses 7.1 (i) through 7.1 (viii), 7.1 (xiv) (solely in respect of each Company having good and valid title to its Shipbuilding Contract, free and clear of any encumbrances), 7.1 (xxix), 7.3 (i) through (iii), and 7.3 (viii) may be made at any time after the relevant Closing.
8.5	Recovery from third parties
If payment is made by Frontline to KTL under this Clause 8, and KTL or any Company recovers from a third party (including under a policy of insurance) an amount that is referable to the loss for which Frontline has paid compensation, KTL shall repay or procure the payment to Frontline of the amount recovered from the third party less the expenses incurred by KTL in connection with the recovery.
8.6	No limitations for fraud etc.
The limitations of Frontline's liabilities set out herein do not apply in the event of intentional misrepresentation, fraud or gross negligence on the part of Frontline.

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8.7	No other remedies for breach of Frontline's warranties
Save as provided otherwise in this Agreement, the remedies provided for in this Clause 8 shall exclude any other claim for damages, reduction of the Consideration or any other remedy against Frontline which could otherwise be available by applicable law for any breach of any of Frontline's warranties. For the avoidance of doubt, nothing in this Clause 8 shall limit KTL's Rescindment Rights as defined in Clause 14.2.
8.8	Breach of KTL's warranties
KTL shall compensate Frontline for any losses which Frontline suffers or incurs as a result of any breach of any of KTL's warranties under this Agreement. The limitations on Frontline's liability in this clause shall apply correspondingly in relation to KTL's liability for any breach of any of its warranties under this Agreement.
8.9	Breach of obligations and other undertakings
Save as provided otherwise in this Agreement, if a Party breaches any of its obligations, representations, covenants or undertakings under this Agreement, the other Party may pursue such remedies as are available under applicable law.
9.	SUBSEQUENT ACTIONS
9.1	Frontline undertakes without delay following each Closing to:
(i)	deliver all original corporate documents relevant to the Companies to KTL, delivery to be made to the Corporate Secretary of KTL (Georgina E. Sousa);
(ii)	deliver the original Shipbuilding Contracts (together with all/any addenda thereto and any material correspondence with the relevant Yard) to KTL, delivery to be made to Frontline Management AS to be held to the order of KTL; and
(iii)	deliver the Refund Guarantees to KTL as the same have been received by authenticated SWIFT messages via the Companies' bank, delivery to be made to Frontline Management AS to be held to the order of KTL.
9.2	As soon as reasonably practicable following each Closing, KTL undertakes to change the name of those of the Companies that are using the prefix "Front" so as to no longer use this and procure that the Companies shall assign new names, not using the prefix "Front", to the Newbuilds.
10.	REGISTRATION RIGHTS
10.1	For each Closing, the Parties shall, prior to the Closing Date, enter into a registration rights agreement substantially in the form attached hereto as Exhibit B (the "Registration Rights Agreement") in respect of the Consideration Shares, ensuring that the Consideration Shares, at Frontline's request following each Closing, will be registered with the SEC and thus freely tradable on NASDAQ along with KTL's issued shares.
10.2	Frontline acknowledges that the Consideration Shares, at each Closing, will not be registered under the Securities Act of 1933, as amended, or any other United States state securities laws, and that the Consideration Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended and any applicable United States state securities laws, or pursuant to an applicable exemption therefrom.
11.	COMMISSION AGREEMENTS
11.1	The Parties agree that the benefit of the Commission Agreements shall remain with Frontfleet following the Closings.

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11.2	Further, the Parties agree that all commissions, rebates or refunds due to the Companies from suppliers to the Yards or suppliers of Extra Items accrued prior to the date on which Frontline contributes further equity to the Companies as per Clause 1.2 shall be for the account of Frontline.
Specifically, such claims shall be collected by Frontline Management (Bermuda) Ltd. on behalf of the Companies pursuant to the Construction Supervision Agreements and transferred directly to Frontline.
12.	CONSTRUCTION SUPERVISION
12.1	Frontline hereby agrees to procure that Frontline Management (Bermuda) Ltd., Singapore Branch, will continue to supervise the construction of the Newbuilds after each Closing on terms to be documented in a written agreement with each Company (the "Construction Supervision Agreement") to be entered into following each Closing.
13.	BUSINESS AS USUAL
13.1	Frontline undertakes to support the Companies in the ordinary course in the period from the date hereof until the relevant Closing Date and to keep KTL reasonably informed of any and all material decisions taken in respect thereof.
In particular, Frontline procures that:
(i)	the Companies shall not amend, terminate, rescind or waive any rights or benefits under any of the Shipbuilding Contracts or Refund Guarantees or enter into any other contract or commitment;
(ii)	the Companies shall not incur any new liabilities or acquire any assets or properties (including ordering any extra Items pursuant to any Shipbuilding Contract);
(iii)	the Companies shall not institute or settle any litigation;
(iv)	the Companies shall not split, combine or reclassify the Shares or redeem or otherwise acquire any Shares;
(v)	neither Frontline nor any of the Companies shall issue, sell or encumber the Shares or any other capital stock of the Companies;
(vi)	the Companies shall not license, lease, assign, sell, transfer or otherwise dispose of any of their respective assets;
(vii)	the Companies shall not mortgage, grant a security interest in, pledge or otherwise subject any of its assets to an encumbrance;
(viii)	the Companies shall not amend their organisational documents;
(ix)	any instalment payable under the Shipbuilding Contracts shall be paid on the due date for payment thereof;
(x)	Frontline shall immediately notify KTL in writing upon the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (a) any warranty of Frontline contained in this Agreement to be untrue or inaccurate in any material respect, or (b) any failure of Frontline to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; and
(xi)	Frontline shall immediately notify KTL in writing of all other material developments affecting the assets, liabilities, financial condition, operations, results of operations, customer or supplier relations, employee relations, projections or prospects of the Companies;
during the period from the date hereof until each relevant Closing.
14.	TERMINATION - REVERSAL

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14.1	Each of the Parties may terminate this Agreement by written notice to the other Party if:
(i)	the other Party is in material breach of its obligations and has not rectified such breach with 10 days of receipt of notice of such breach; or
(ii)	if the First Closing has not taken place by 15 September 2014, provided, however, that a Party shall not be entitled to terminate this Agreement pursuant to this Clause 14.1(ii) if its intentional breach of this Agreement has prevented the satisfaction of a condition to Closing; however
(iii)	provided that the First Closing has taken place the Parties shall not be entitled to terminate this Agreement and shall be obliged to proceed to the Second Closing.
14.2	If any Company, following a Closing, becomes entitled to cancel its Shipbuilding Contract (whether due to a delay in the delivery of the Newbuild thereunder or otherwise) (a "Cancellation Event"), or such Shipbuilding Contract is determined to be invalid, void or unenforceable by such Company (an "Unenforceability Event"), KTL shall have the right (a "Rescindment Right") to reverse the acquisition of those of the Shares that represent the shares in such Company purchased hereunder (the "Rescindment Shares").
Such Rescindment Right is conditional on KTL's compliance with the following conditions:
(i)	KTL shall give written notice to Frontline (the "Rescindment Notice") of its decision to exercise its Rescindment Right no later than 10 days following the date KTL is notified of the Cancellation Event or Unenforceability Event, as the case may be, such Rescindment Notice to include a description of the basis for the Cancellation Event or Unenforceability Event;
(ii)	no material amendment, waiver or variations having been made to or pursuant to the relevant Shipbuilding Contract during the period from the relevant Closing Date until the date of such Rescindment Notice other than as approved by Frontline;
(iii)	such Company having complied with all of its obligations under the relevant Shipbuilding Contract from the relevant Closing Date until the date of such Rescindment Notice;
(iv)	no assets or commitments (other than those associated with the relevant Shipbuilding Contract) having been acquired or undertaken by the relevant Company from the relevant Closing Date until the date of such Rescindment Notice;
(v)	no funds having been withdrawn from (whether as a dividend or otherwise) such Company (other than for the purpose of meeting its obligations under the relevant Shipbuilding Contract) during the period from the relevant Closing Date until the date of such Rescindment Notice; and
(vi)	no changes having been made to the amount or structure of the share capital of such Company from the relevant Closing Date until the date of such Rescindment Notice.
Subject to such conditions being met on the date of such Rescindment Notice, on the date 5 banking days (in Oslo and New York) thereafter (the "Settlement Date"), Frontline shall purchase and KTL shall sell back, on the Settlement Date, such Rescindment Shares in consideration for a purchase price equal to the sum of (a) the USD amount paid by KTL for the relevant Rescindment Shares plus (b) the aggregate amount of any dividends paid by KTL from the relevant Closing Date until the Settlement Date on the Consideration Shares issued hereunder in consideration for such Rescindment Shares (the "Rescindment Dividends").
Frontline shall pay the consideration for such Rescindment Shares in cash solely with respect to the portion of the purchase price thereof attributed to the Rescindment Dividends, and the remaining portion of such purchase price (i.e., the USD amount paid by KTL for the relevant Rescindment Shares) shall be paid in the form of the surrender by Frontline to KTL of the number of Consideration Shares issued to Frontline for the Company in question, credited at the rate of USD 10.00 per share.

Execution Version

Execution Version

16.2	Frontline hereby irrevocably waives, effective on each Closing Date, all claims or causes of action that it has or may have against the relevant Companies included in that Closing, whether such claims or causes of action accrue prior to or after the relevant Closing.
16.3	The representations, obligations, undertakings and covenants of each of the Parties under this Agreement shall survive Closings indefinitely.
16.4	The representations, warranties, obligations, undertakings and covenants of Frontline in this Agreement, and KTL's right to make a claim for damages or other remedies with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of KTL or its representatives, or by reason of the fact that KTL or any of its representatives knew or should have known that any such representation or warranty is, was or might be inaccurate, or by reason of KTL's waiver of any condition based on the accuracy of any such representation or warranty or compliance with any such obligation, undertaking or covenant.
16.5	Section 20 of the Sale of Goods Act of 13 May 1988 no. 27 (Norwegian: "Kjøpsloven") shall not apply to this Agreement.
16.6	Except as otherwise required by applicable law or by the rules of any stock exchange, neither Party will issue a press release or otherwise make any public statement with respect to this Agreement, or the transactions contemplated hereby or thereby, without the prior written consent of the other Party, which consent shall not be unreasonably withheld.
16.7	Each Party shall bear and pay its own costs and expenses in connection with the preparation and execution of this Agreement.
16.8	No omission by any Party to exercise or delay in exercising any right, power or remedy provided by law or under this Agreement shall, unless otherwise stated herein, constitute a waiver of such right, power or remedy or any other right, power or remedy or impair such right, power or remedy. No single or partial exercise of any such right, power of remedy shall, unless otherwise stated herein, preclude or impair any other or further exercise thereof or the exercise of any other right, power or remedy provided by law or under this Agreement. All rights and remedies existing under this Agreement are, unless otherwise stated herein, cumulative to, and not exclusive of, any rights or remedies otherwise available.
16.9	No waiver of, or variation or amendment to, this Agreement shall be of any effect unless it is agreed in writing and signed by or on behalf of the Parties.
16.10	Except as otherwise expressly provided in this Agreement, no Party may without the prior written consent of the other Parties assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.
16.11	From and after each Closing, upon the request of a Party, the other Party will execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.
16.12	Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use in this Agreement of the term "including" means "including without limitation". All references to monetary amounts are to the currency of the United States.
16.13	If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced as a result of any rule of law or public policy, all other terms and other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the greatest extent possible.

Execution Version

16.14	This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersede all other prior and contemporaneous agreements and understandings, both oral and written, of the Parties in connection herewith.
17.	GOVERNING LAW AND DISPUTE RESOLUTION
17.1	This Agreement shall be governed by and construed in accordance with Norwegian law.
17.2	Any dispute arising out of or in connection with this Agreement shall be settled by arbitration in Oslo, Norway in accordance with the provisions of the Norwegian Arbitration Act 2004.

For and on behalf of FRONTLINE 2012 LTD.	For and on behalf of KNIGHTSBRIDGE TANKERS LIMITED
/s/ INGER M. KLEMP	/s/ Ola Lorentzon
INGER M. KLEMP ATTORNEY-IN-FACT	Ola Lorentzon

Execution Version

SCHEDULE 1
THE COMPANIES
Company Name	Shares in Issue	Paid in Share Capital

Front San Francisco Inc.	500	Nil
Front Seol Inc.	500	Nil
Front Stockholm Inc.	500	Nil
Front Santiago Inc.	500	Nil
Front Santos Inc.	500	Nil
Front Shanghai Inc.	500	Nil
Front Savannah Inc.	500	Nil
Front Sakura Inc.	500	Nil
Front Seville Inc.	500	Nil
Front Atlantic Inc.	500	Nil
Front Baltic Inc.	500	Nil
Front Caribbean Inc.	500	Nil
Front Mediterranean Inc.	500	Nil
Front Scape Inc.	500	Nil
Front Swift Inc.	500	Nil
Front Fuji Inc.	500	Nil
Front Aso Inc.	500	Nil
Front Cirrus Inc.	500	Nil
Front Cumulus Inc.	500	Nil
Front Nimbus Inc.	500	Nil
Front Arcus Inc.	500	Nil
Front Incus Inc.	500	Nil
Front Calvus Inc.	500	Nil
Front Fractus Inc.	500	Nil
Front Radiatus Inc.	500	Nil

Execution Version

Execution Version

SCHEDULE 3
EXTRA ITEMS
 Extra Costs

1		1329	KSL Santiago	$620 034	$6 100	$626 134
2		1283	KSL San Francisco	$620 034	$6 100	$626 134
3		1330	KSL Santos	$620 034	$6 100	$626 134
4		1333	KSL Sakura	$620 034	$1 000	$621 034
5	SWS	1286	KSL Seoul	$620 034	$1 000	$621 034
6		1334	KSL Seville	$620 034	$1 000	$621 034
7		1287	KSL Stockholm	$620 034	$1 000	$621 034
8		1331	KSL Shanghai	$620 034	$1 000	$621 034
9		1332	KSL Savannah	$620 034	$1 000	$621 034

10		BC180K-42	KSL Atlantic	$849 450	$22 000	$871 450
11	DSIC	BC180K-43	KSL Baltic	$849 450	$22 000	$871 450
12		BC180K-44	KSL Caribbean	$849 450	$22 000	$871 450
13		BC180K-45	KSL Mediterranean	$849 450	$22 000	$871 450

14	Bohai	BH424-1	KSL Scape	$25 000	$42 389	$67 389
15		BH424-2	KSL Swift	$25 000	$42 389	$67 389

16	JMU	5004	KSL Fuji	$21 000	$49 000	$70 000
17		5005	KSL Aso	$21 000	$35 600	$56 600

18		118001	KSL Cirrus	$159 000	$5 600	$164 600
19		118002	KSL Cumulus	$159 000	$5 600	$164 600
20		118003	KSL Nimbus	$159 000	$5 600	$164 600
21	NTS	118004	KSL Arcus	$159 000	$5 600	$164 600
22		118005	KSL Calvus	$159 000	$5 600	$164 600
23		118006	KSL Fractus	$159 000	$5 600	$164 600
24		118007	KSL Incus	$159 000	$5 600	$164 600
25		118008	KSL Radiatus	$159 000	$5 600	$164 600

Execution Version

Execution Version
EXHIBIT A
COMMISSIONS WAIVER LETTER
Attached

To be letterhead of FRONTLINE MANAGEMENT (BERMUDA) LTD.
To:	Date:

KNIGHTSBRIDGE TANKERS LIMITED
4th Floor, Par-la-Ville Place
14 Par-la-Ville Road
Hamilton HM08
Bermuda
Letter of Waiver relating to:
Acquisition Agreement for the sale and purchase of the shares of the 25 companies listed in the Appendix hereto (collectively, the "Companies"), each a Liberian corporation.
The Companies are parties to individual shipbuilding contracts (the "Shipbuilding Contracts". The Shipbuilding Contracts have been entered into with different shipbuilders, namely (i) China Shipbuilding Trading Company Limited of the People's Republic of China and Shanghai Waigaoqiao Shipbuilding Company Limited of the People's Republic of China, (ii) China Shipbuilding & Offshore International Co., Ltd. of the People's Republic of China and Dalian Shipbuilding Industry Co., Ltd. of the People's Republic of China, (iii) China Shipbuilding & Offshore International Co., Ltd. of the People's Republic of China and Bohai Shipbuilding Heavy Industry Co., Ltd. of the People's Republic of China, Japan Marine United Corporation of Japan, and New Times Shipbuilding Co. Ltd. of the People's Republic of China (the shipyards herein together referred to as the "Yards"). Pursuant to the Shipbuilding Contracts each Company will buy and take delivery of one Bulk Carrier (the "Newbuilds"). The Newbuilds include two 210,000 deadweight ("DWT") bulk carriers, two 182,000 DWT bulk carriers and twenty one 180,000 DWT bulk carriers.
We are informed of and refer to the Acquisition Agreement (the "Acquisition Agreement") entered into or to be entered into between Frontline 2012 Limited (as seller) and Knightsbridge Tankers Limited (as buyer) ("KTL") for the sale and purchase of shares in the Companies.
We also refer to the General Management Agreement (the "Management Agreement") between KTL and ourselves dated May 2010 under which we provide management services to KTL and its subsidiaries. We are informed as follows.
Frontfleet IV Limited (a subsidiary of Frontline 2012 Limited) is entitled (directly or indirectly) to certain future commission payments from the Yards in connection with the Shipbuilding Contracts (the "Address Commissions").
Under the Acquisition Agreement the rights to receive future Address Commissions will remain with Frontfleet IV Limited, notwithstanding the sale of the Companies to KTL and thereby the transfer to KTL of the interests in the Shipbuilding Contracts.
Under Clause 6.5 of the Management Agreement we are entitled to be paid commission on the sale or purchase of any vessel by KTL whether in its own name or in the name of a subsidiary and whether on a secondhand or newbuilding basis.
In consideration of the right to receive the Address Commissions remaining with Frontfleet IV Limited after closings under the Acquisition Agreement, we hereby waive our right to receive a commission pursuant to the Management Agreement on each of the vessels being constructed pursuant to the Shipbuilding Contracts (which, for avoidance of doubt, shall also include the purchase of the Companies).
For and on behalf of

FRONTLINE MANAGEMENT (BERMUDA) LTD.
By
Name:
Title:

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To be letterhead of FRONTLINE MANAGEMENT (BERMUDA) LTD.
Appendix
Front San Francisco Inc.
Front Seol Inc.
Front Stockholm Inc.
Front Santiago Inc.
Front Santos Inc.
Front Shanghai Inc.
Front Savannah Inc.
Front Sakura Inc.
Front Seville Inc.
Front Atlantic Inc.
Front Baltic Inc.
Front Caribbean Inc.
Front Mediterranean Inc.
Front Scape Inc.
Front Swift Inc.
Front Fuji Inc.
Front Aso Inc.
Front Cirrus Inc.
Front Cumulus Inc.
Front Nimbus Inc.
Front Arcus Inc.
Front Incus Inc.
Front Calvus Inc.
Front Fractus Inc.
Front Radiatus Inc.

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Execution Version
EXHIBIT B
REGISTRATION RIGHTS AGREEMENT
Attached

Exhibit C

REGISTRATION RIGHTS AGREEMENT
This registration rights agreement (the "Agreement") is entered into on this 15th day of September 2014 by and between:
(1)            KNIGHTSBRIDGE TANKERS LIMITED, a company incorporated in Bermuda (the "Company"); and
(2)            FRONTLINE 2012 LTD., a company incorporated in Bermuda ("Frontline" or the "Shareholder")
 (hereinafter collectively referred to as the "Parties" and, individually, as a "Party").
WHEREAS:
(A)            The Company has, on September 15, 2014, entered into an acquisition agreement with Frontline (the "Acquisition Agreement") pursuant to which the Company will acquire certain assets from Frontline in exchange for 62,000,000 shares of the common stock, par value $0.01 per share (the "Common Stock"), of which 31,000,000 shares of common stock will be issued on September 15, 2014 (such 31,000,000 shares of common stock, the " Registrable Securities") of the Company,.
(B)            In order to induce Frontline to enter into the Acquisition Agreement, the Company has agreed to provide the registration rights set forth herein.
NOW THEREFORE, it is hereby agreed as follows:
SECTION 1.  Definitions.    As used in this Agreement, the following terms shall have the following meanings:
 "Acquisition Agreement" has the meaning set forth in the preamble hereof.
"Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in The City of New York are authorized or obligated by law or executive order to close.
"Common Stock" has the meaning set forth in the preamble hereof.
"Company" has the meaning set forth in the preamble hereof.
 "Deferral Notice" has the meaning set forth in Section 3(h) hereof.
"Deferral Period" has the meaning set forth in Section 3(h) hereof.
"Effectiveness Deadline Date" has the meaning set forth in Section 2(a) hereof.
"Effectiveness Period" means the period commencing on the date hereof and ending on the date that all Registrable Securities have (a) been sold or (b) are freely tradable under Rule 144 (without volume restrictions).
"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

"Filing Deadline Date" has the meaning set forth in Section 2(a) hereof.
"FINRA" means the Financial Industry Regulatory Authority.
"Frontline 2012" has the meaning set forth in the preamble hereof.
"Holder" means Frontline and shall include any successor and permitted assign under this Agreement.
"Indemnified Person" has the meaning set forth in Section 6(a) hereof.
"Initial Shelf Registration Statement" has the meaning set forth in Section 2(a) hereof.
"Issue Date" means September 15, 2014.
 "Material Event" has the meaning set forth in Section 3(h) hereof.
 "Notice" has the meaning set forth in Section 2(d) hereof.
 "Person" means an individual, partnership, corporation, limited liability company, trust, estate, or unincorporated organization, or other entity, or a government or agency or political subdivision thereof.
"Prospectus" means the prospectus included in any Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A or Rule 415 promulgated under the Securities Act), as amended or supplemented by any amendment, prospectus supplement or any free writing prospectus (as defined in Rule 405 under the Securities Act), including post-effective amendments, and all materials incorporated by reference or explicitly deemed to be incorporated by reference in such Prospectus.
"Registrable Securities" has the meaning set forth in the preamble hereof.
 "Registration Statement" means any registration statement of the Company that covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all materials incorporated by reference or explicitly deemed to be incorporated by reference in such registration statement.
"Rule 144" means Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.
"SEC" means the Securities and Exchange Commission.
"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder.
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"Shareholder" shall have the meaning set forth in the preamble hereof.
"Shelf Registration Statement" has the meaning set forth in Section 2(a) hereof.
 "Subsequent Shelf Registration Statement" has the meaning set forth in Section 2(b) hereof.
"Transfer" means and includes the act of selling, giving, transferring, creating a trust (voting or otherwise), assigning or otherwise disposing of (other than pledging, hypothecating or otherwise transferring as security or any transfer upon any merger or consolidation) (and correlative words shall have correlative meanings); provided, however, that any transfer or other disposition upon foreclosure or other exercise of remedies of a secured creditor after an event of default under or with respect to a pledge, hypothecation or other transfer as security shall constitute a Transfer.
"Well-Known Seasoned Issuer" or "WKSI" has the meaning set forth in Rule 405 under the Securities Act.
"WKSI Shelf Registration Statement" means an automatically effective registration statement for an offering of the Company's securities to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act filed by the Company with the SEC.
SECTION 2.  Shelf Registration.      (a)  The Company shall prepare and file or cause to be prepared and filed with the SEC, as soon as practicable but in any event by the date (the "Filing Deadline Date") one hundred and eighty (180) days after the Issue Date, a Registration Statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (a "Shelf Registration Statement") registering the resale from time to time by the  Holder thereof of all of the Registrable Securities (the "Initial Shelf Registration Statement").  The Initial Shelf Registration Statement shall be on Form F-3 or another appropriate form permitting registration of such Registrable Securities for resale by such the Holder in accordance with the methods of distribution elected by the Holder and set forth in the Initial Shelf Registration Statement.   The Company shall use its commercially reasonable best efforts to cause the Initial Shelf Registration Statement to be declared effective under the Securities Act as promptly as is practicable but in any event by the date (the "Effectiveness Deadline Date") that is two hundred and forty (240) days after the Issue Date.  Except as otherwise provided herein, the Company shall use its reasonable best efforts to keep the Initial Shelf Registration Statement (or any Subsequent Shelf Registration Statement) continuously effective under the Securities Act until the expiration of the Effectiveness Period.  At the time the Initial Shelf Registration Statement is declared effective, each Holder that provided notice to the Company on or prior to the date ten (10) Business Days prior to such time of effectiveness shall be named as a selling securityholder in the Initial Shelf Registration Statement and the related Prospectus in such a manner as to permit such Holder to deliver such Prospectus to purchasers of Registrable Securities in accordance with applicable law.
(b)            If the Initial Shelf Registration Statement or any Subsequent Shelf Registration Statement ceases to be effective for any reason at any time during the Effectiveness Period , the Company shall use its reasonable best efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof, and in any event shall within thirty (30) days of such cessation of effectiveness amend the Shelf Registration Statement in a manner reasonably expected to obtain the withdrawal of the order suspending the effectiveness thereof, or file an additional Shelf Registration Statement (a "Subsequent Shelf Registration Statement") covering all of the securities that as of the date of such filing are Registrable Securities.  If a Subsequent Shelf Registration Statement is filed and is not a WKSI Shelf Registration Statement, the Company shall use its reasonable best efforts to cause the Subsequent Shelf Registration Statement to become effective as promptly as is practicable after such filing.
(c)            The Company shall supplement and amend the Shelf Registration Statement if required by the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration Statement or as otherwise required by the Securities Act.
(d)            The Holder agrees that if such Holder wishes to sell Registrable Securities pursuant to a Shelf Registration Statement and related Prospectus, it will do so only in accordance with this Section 2(d) and Section 3(h).  Following the date that the Initial Shelf Registration Statement becomes or is declared effective, the Holder agrees that if it wishes to sell Registrable Securities pursuant to a Shelf Registration Statement and related Prospectus, it will deliver a notice to distribute Registrable Securities pursuant to the Shelf Registration and related prospectus (a "Notice") to the Company at least five (5) Business Days prior to any intended distribution of Registrable Securities under the Shelf Registration Statement.  The Holder who elects to sell Registrable Securities pursuant to a Shelf Registration Statement agrees, by submitting such notice to the Company, it will be bound by the terms and conditions of this Agreement.
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SECTION 3.  Registration Procedures.     In connection with the registration obligations of the Company under Section 2 hereof, during the Effectiveness Period, the Company shall:
(a)            Prepare and file with the SEC a Shelf Registration Statement or Shelf Registration Statements on any appropriate form under the Securities Act available for the sale of the Registrable Securities by the Holder thereof in accordance with the intended method or methods of distribution thereof, and use its reasonable best efforts to cause each such Shelf Registration Statement to become effective and remain effective as provided herein; provided that before filing any Shelf Registration Statement or Prospectus or any amendments or supplements thereto with the SEC (but excluding reports filed with the SEC under the Exchange Act), furnish upon request to counsel for the Holder, if any, copies of all such documents proposed to be filed at least three (3) Business Days prior to the filing of such Shelf Registration Statement or amendment thereto or Prospectus or supplement thereto, or as such shorter period as may be agreed upon by the Holder.
(b)            Subject to Section 3(h), prepare and file with the SEC such amendments and post-effective amendments to each Shelf Registration Statement as may be necessary to keep such Shelf Registration Statement continuously effective for the applicable period specified in Section 2(a); cause the related Prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act; and use its reasonable best efforts to comply with the provisions of the Securities Act applicable to it with respect to the disposition of all securities covered by such Shelf Registration Statement during the Effectiveness Period in accordance with the intended methods of disposition by the sellers thereof set forth in such Shelf Registration Statement as so amended or such Prospectus as so supplemented.
(c)            As promptly as practicable give notice to the Holder, (A) when any Prospectus, prospectus supplement, Registration Statement or post-effective amendment to a Registration Statement has been filed with the SEC and, with respect to a Shelf Registration Statement or any post-effective amendment, when the same has been declared effective, (B) of any request, following the effectiveness of the Initial Shelf Registration Statement under the Securities Act, by the SEC or any other federal or state governmental authority for amendments or supplements to any Shelf Registration Statement or related Prospectus or for additional information relating to the Shelf Registration Statement, (C) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of any Shelf Registration Statement or the initiation or threatening of any proceedings for that purpose, (D) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (E) of the occurrence of, but not the nature of or details concerning, a Material Event (as defined below) and (F) of the determination by the Company that a post-effective amendment to a Shelf Registration Statement will be filed with the SEC, which notice may, at the discretion of the Company (or as required pursuant to Section 3(h)), state that it constitutes a Deferral Notice, in which event the provisions of Section 3(h) shall apply.
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(d)            Use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of a Shelf Registration Statement or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction in which they have been qualified for sale, in either case at the earliest possible moment, and provide immediate notice to the Holder of the withdrawal of any such order.
(e)            As promptly as practicable furnish to the Holder, upon request and without charge, at least one (1) conformed copy of the Registration Statement and any amendment thereto, including exhibits and, if requested, all documents incorporated or deemed to be incorporated therein by reference.
(f)            Deliver to the Holder in connection with any sale of Registrable Securities pursuant to a Registration Statement, without charge, as many copies of the Prospectus relating to such Registrable Securities (including each preliminary prospectus) and any amendment or supplement thereto as such Holder may reasonably request; and the Company hereby consents (except during such periods that a Deferral Notice is outstanding and has not been revoked) to the use of such Prospectus or each amendment or supplement thereto by the Holder in connection with any offering and sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto in the manner set forth therein.
(g)            Prior to any public offering of the Registrable Securities pursuant to a Shelf Registration Statement, use its reasonable best efforts to register or qualify or cooperate with the Holder, in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as the Holder reasonably requests in writing (which request may be included in the Notice and Questionnaire); prior to any public offering of the Registrable Securities pursuant to the Shelf Registration Statement, use its reasonable best efforts to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period in connection with such Holder's offer and sale of Registrable Securities pursuant to such registration or qualification (or exemption therefrom) and do any and all other acts or things reasonably necessary or advisable to enable the disposition in such jurisdictions of such Registrable Securities in the manner set forth in the relevant Shelf Registration Statement and the related Prospectus; provided that the Company will not be required to (A) qualify as a foreign corporation or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify but for this Agreement or (B) take any action that would subject it to general service of process or to taxation in any such jurisdiction where it is not then so subject.
(h)            Upon (A) the issuance by the SEC of a stop order suspending the effectiveness of any Shelf Registration Statement or the initiation of proceedings with respect to any Shelf Registration Statement under Section 8(d) or 8(e) of the Securities Act, (B) the occurrence of any event or the existence of any fact (a "Material Event") as a result of which any Shelf Registration Statement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or any Prospectus shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (C) the occurrence or existence of any pending corporate development that, in the reasonable discretion of the Company, makes it appropriate to suspend the availability of any Shelf Registration Statement and the related Prospectus:
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(i)            in the case of clause (B) above, subject to the next sentence, as promptly as practicable prepare and file, if necessary pursuant to applicable law, a post-effective amendment to such Shelf Registration Statement or a supplement to the related Prospectus or any document incorporated therein by reference or file any other required document that would be incorporated by reference into such Shelf Registration Statement and Prospectus so that such Shelf Registration Statement does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and such Prospectus does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, and, in the case of a post-effective amendment to a Shelf Registration Statement, subject to the next sentence, provided such post-effective amendment is not a WKSI Shelf Registration Statement, use its reasonable best efforts to cause it to be declared effective as promptly as is practicable, and
(ii)            give notice to the Holder that the availability of the Shelf Registration Statement is suspended (a "Deferral Notice") and, upon receipt of any Deferral Notice, the Holder agrees not to sell any Registrable Securities pursuant to the Shelf Registration Statement until such Holder's receipt of copies of the supplemented or amended Prospectus provided for in clause (i) above, or until it is advised in writing by the Company that the Prospectus may be used, and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such Prospectus.
The Company will use its reasonable best efforts to ensure that the use of the Prospectus may be resumed (x) in the case of clause (A) above, as promptly as is practicable, (y) in the case of clause (B) above, as soon as, in the sole judgment of the Company, public disclosure of such Material Event would not be prejudicial to or contrary to the interests of the Company or, if necessary to avoid unreasonable burden or expense, as soon as practicable thereafter, and (z) in the case of clause (C) above, as soon as, in the reasonable discretion of the Company, such suspension is no longer appropriate.  The Company shall be entitled to exercise its right under this Section 3(h) to suspend the availability of any Shelf Registration Statement or any Prospectus (the "Deferral Period"); provided that the aggregate duration of any Deferral Periods shall not exceed 30 days in any three month period or 90 days in any twelve (12) month period.
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(i)            If reasonably requested in writing in connection with a disposition of Registrable Securities pursuant to a Shelf Registration Statement, make reasonably available for inspection during normal business hours by a representative for the Holder of such Registrable Securities, any broker-dealers, underwriters, attorneys and accountants retained by such the Holder, and any attorneys or other agents retained by a broker-dealer or underwriter engaged by the Holder, all relevant financial and other records and pertinent corporate documents and properties of the Company and its subsidiaries, and cause the appropriate officers, directors and employees of the Company and its subsidiaries to make reasonably available for inspection during normal business hours on reasonable notice all relevant information reasonably requested by such representative for the Holder, or any such broker-dealers, underwriters, attorneys or accountants in connection with such disposition, in each case as is customary for similar "due diligence" examinations; provided that such persons shall first agree in writing with the Company that any information that is reasonably designated by the Company as confidential at the time of delivery of such information shall be kept confidential by such persons and shall be used solely for the purposes of exercising rights under this Agreement, unless (A) disclosure of such information is required by court or administrative order or is necessary to respond to inquiries of regulatory authorities, (B) disclosure of such information is required by law (including any disclosure requirements pursuant to federal securities laws in connection with the filing of any Shelf Registration Statement or the use of any Prospectus referred to in this Agreement), (C) such information becomes generally available to the public other than as a result of a disclosure or failure to safeguard by any such person or (D) such information becomes available to any such person from a source other than the Company and such source is not bound by a confidentiality agreement; and provided further that the foregoing inspection and information gathering shall, to the greatest extent possible, be coordinated on behalf of the Holder and the other parties entitled thereto by the Holder (or, if more than one Holder, a representative selected by a majority of Registrable Securities being sold by such Holder pursuant to such Shelf Registration Statement).  Any person legally compelled or required by administrative or court order or by a regulatory authority to disclose any such confidential information made available for inspection shall provide the Company with prompt prior written notice of such requirement so that the Company may seek a protective order or other appropriate remedy.
(j)            Comply with all applicable rules and regulations of the SEC and make generally available to its securityholders earning statements (which need not be audited) satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any similar rule promulgated under the Securities Act) for a 12-month period commencing on the first day of the first fiscal quarter of the Company commencing after the effective date of a Shelf Registration Statement, which statements shall be made available no later than 45 days after the end of the 12-month period or 90 days if the 12-month period coincides with the fiscal year of the Company.
(k)            Cooperate with the Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities sold or to be sold pursuant to a Shelf Registration Statement, which certificates shall not bear any restrictive legends, and registered in such names as the Holder may request in writing at least two (2) Business Days prior to any sale of such Registrable Securities.
6

(l)            If requested, provide the transfer agent for the Common Stock with printed certificates for the Registrable Securities that are in a form eligible for deposit with The Depository Trust Company.
(m)            Cooperate and assist in any filings required to be made with the Financial Industry Regulatory Authority ("FINRA").
(n)            In the case of a Shelf Registration Statement involving an underwritten offering, the Company shall enter into such customary agreements (including, if requested, an underwriting agreement in reasonably customary form) and take all such other action, if any, as the Holder (or, if more than one Holder, as the Holders of a majority of the Registrable Securities being sold) or any managing underwriters reasonably shall request in order to facilitate any disposition of Registrable Securities pursuant to such Shelf Registration Statement, including, without limitation, (A) using its reasonable best efforts to cause its counsel to deliver an opinion or opinions in reasonably customary form, (B) using its reasonable best efforts to cause its officers to execute and deliver all customary documents and certificates and (C) using its reasonable best efforts to cause its independent public accountants to provide a comfort letter or letters in reasonably customary form; provided that with respect to clause (A), (B) and (C), the Company shall be reimbursed by the Holder (or Holders) of the Registrable Securities being sold for the reasonable expenses incurred in connection with its obligations under this Section 3(n).
SECTION 4.  Holder's Obligations.    The Holder agrees, by acquisition of the Registrable Securities, that the Holder shall not be entitled to sell any of such Registrable Securities pursuant to a Registration Statement or to receive a Prospectus relating thereto unless such Holder has furnished the Company with a Notice as required pursuant to Section 2(d) hereof and the information set forth in the next sentence.  The Holder agrees promptly to furnish to the Company all information required to be disclosed in order to make the information previously furnished to the Company by such Holder not misleading and any other information regarding such Holder and the distribution of such Registrable Securities as the Company may from time to time reasonably request.  Any sale of any Registrable Securities by the Holder shall constitute a representation and warranty by such Holder that the information relating to such Holder and its plan of distribution is as set forth in the Prospectus delivered by such Holder in connection with such disposition, that such Prospectus does not as of the time of such sale contain any untrue statement of a material fact relating to or provided by such Holder or its plan of distribution and that such Prospectus does not as of the time of such sale omit to state any material fact relating to or provided by such Holder or its plan of distribution necessary to make the statements in such Prospectus, in the light of the circumstances under which they were made, not misleading.  The Holder further agrees, by acquiring Registrable Securities, that it will not take any action that would result in the Company being required to file with the SEC under Rule 433(d) a free writing prospectus (as defined in Rule 405 under the Securities Act) prepared by or on behalf of such Holder that otherwise would not be required to be filed by the Company thereunder but for the action of such Holder.
7

SECTION 5.  Registration Expenses.     The Company shall bear all fees and expenses incurred in connection with the performance by the Company of its obligations under Sections 2 and 3 of this Agreement whether or not any Shelf Registration Statement becomes or is declared effective.  Such fees and expenses shall include, without limitation, (A) all registration and filing fees (including, without limitation, fees and expenses (x) with respect to filings required to be made with FINRA and (y) of compliance with federal and state securities or Blue Sky laws (including, without limitation, reasonable fees and disbursements of counsel to the Holder, if any, in connection with Blue Sky qualifications of the Registrable Securities under the laws of such jurisdictions as Holders of a majority of the Registrable Securities being sold pursuant to a Shelf Registration Statement may designate up to a maximum amount of $25,000)), (B) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company), (C) duplication expenses relating to copies of any Shelf Registration Statement or Prospectus delivered to the Holder hereunder, (D) fees and disbursements of counsel for the Company in connection with any Shelf Registration Statement, (E) reasonable fees and disbursements of the registrar and transfer agent for the Common Stock and (F) any Securities Act liability insurance obtained by the Company in its sole discretion.  In addition, subject to Section 3(n), the Company shall pay the internal expenses of the Company (including, without limitation, all salaries and expenses of officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing by the Company of the Registrable Securities on any securities exchange on which similar securities of the Company are then listed and the fees and expenses of any person, including special experts, retained by the Company.  Notwithstanding the provisions of this Section 5, each seller of Registrable Securities shall pay selling expenses, including any underwriting discount and commissions, all registration expenses to the extent required by applicable law and, except as otherwise provided herein, fees and expenses of counsel to such seller.
SECTION 6.  Indemnification and Contribution
(a)            Indemnification by the Company.  Upon the registration of the Registrable Securities pursuant to Section 2 hereof, the Company shall  indemnify and hold harmless the Holder and each underwriter, selling agent or other securities professional, if any, which facilitates the disposition of Registrable Securities, and each of their respective officers and directors and each person who controls such Holder, underwriter, selling agent or other securities professional within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each such person being sometimes referred to as an "Indemnified Person") against any losses, claims, damages or liabilities, joint or several, to which such Indemnified Person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Shelf Registration Statement under which such Registrable Securities are to be registered under the Securities Act, or any Prospectus contained therein or furnished by the Company to any Indemnified Person, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company hereby agrees to reimburse such Indemnified Person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable to any such Indemnified Person in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such Shelf Registration Statement or Prospectus, or amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by such Indemnified Person expressly for use therein.
8

(b)            Indemnification by the Holder and any Agents and Underwriters.  The Holder agrees, as a consequence of the inclusion of any of such Holder's Registrable Securities in such Shelf Registration Statement, and each underwriter, selling agent or other securities professional, if any, which facilitates the disposition of Registrable Securities shall agree, as a consequence of facilitating such disposition of Registrable Securities, severally and not jointly, to (A) indemnify and hold harmless the Company, its directors, officers who sign any Shelf Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, against any losses, claims, damages or liabilities to which the Company or such other persons may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in such Shelf Registration Statement or Prospectus, or any amendment or supplement, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such Holder, underwriter, selling agent or other securities professional expressly for use therein, and (B) reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending any such action or claim as such expenses are incurred.
(c)            Notices of Claims, Etc.  Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under this Section 6, notify such indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under the indemnification provisions of or contemplated by subsection (a) or (b) above.  In case any such action shall be brought against any indemnified party and it shall notify an indemnifying party of the commencement thereof, such indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, such indemnifying party shall not be liable to such indemnified party under this Section 6 for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation.  No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (A) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (B) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any indemnified party.
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(d)            Contribution.  If the indemnification provided for in this Section 6 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations including, but not limited to, the timeliness of the notice given as required by Section 6(c).  The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or by such indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6(d) were determined by pro rata allocation (even if the Holder or any underwriters, selling agents or other securities professionals or all of them were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 6(d).  The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The obligations of the Holder and any underwriters, selling agents or other securities professionals in this Section 6(d) to contribute shall be several in proportion to the percentage of principal amount of Registrable Securities registered or underwritten, as the case may be, by them and not joint.
(e)            Notwithstanding any other provision of this Section 6, in no event will any (A) Holder be required to undertake liability to any person under this Section 6 for any amounts in excess of the dollar amount of the proceeds to be received by such Holder from the sale of such Holder's Registrable Securities (after deducting any fees, discounts and commissions applicable thereto) pursuant to any Shelf Registration Statement under which such Registrable Securities are to be registered under the Securities Act and (B) underwriter, selling agent or other securities professional be required to undertake liability to any person hereunder for any amounts in excess of the discount, commission or other compensation payable to such underwriter, selling agent or other securities professional with respect to the Registrable Securities underwritten by it and distributed to the public.
(f)            The obligations of the Company under this Section 6 shall be in addition to any liability which the Company may otherwise have to any Indemnified Person and the obligations of any Indemnified Person under this Section 6 shall be in addition to any liability which such Indemnified Person may otherwise have to the Company.  The remedies provided in this Section 6 are not exclusive and shall not limit any rights or remedies which may otherwise be available to an indemnified party at law or in equity.
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SECTION 7.  Information Requirements.  The Company covenants that, if at any time before the end of the Effectiveness Period the Company is not subject to the reporting requirements of the Exchange Act, it will cooperate with any Holder and take such further reasonable action as any Holder may reasonably request in writing (including, without limitation, making such reasonable representations as any such Holder may reasonably request), all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act and customarily taken in connection with sales pursuant to such exemption.  Upon the written request of any Holder, the Company shall deliver to such Holder a written statement as to whether it has complied with such filing requirements, unless such a statement has been included in the Company's most recent report filed pursuant to Section 13 or Section 15(d) of Exchange Act.  Notwithstanding the foregoing, nothing in this Section 7 shall be deemed to require the Company to register any of its securities (other than the Registrable Securities) under any section of the Exchange Act.
SECTION 8.  Underwritten Registrations.    A Holder of Registrable Securities covered by a Shelf Registration Statement who desires to do so may sell such Registrable Securities to an underwriter in an underwritten offering for reoffering to the public.  If any of the Registrable Securities covered by any Shelf Registration Statement are to be sold in an underwritten offering, the investment banker or investment bankers and manager or managers that will administer the offering will be selected by the Holder (or, if more than one Holder, by Holders of a majority of such Registrable Securities included in such offering), subject to the consent of the Company (which shall not be unreasonably withheld or delayed), and such Holder shall be responsible for all underwriting commissions and discounts and any transfer taxes in connection therewith.  No person may participate in any underwritten registration hereunder unless such person (A) agrees to sell such person's Registrable Securities on the basis reasonably provided in any underwriting arrangements approved by the persons entitled hereunder to approve such arrangements and (B) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.
SECTION 9.  Miscellaneous.  (a) No Conflicting Agreements.  The Company is not, as of the date hereof, a party to, nor shall it, on or after the date of this Agreement, enter into, any agreement with respect to its securities that conflicts with the rights granted to the Holder in this Agreement.  The Company represents and warrants that the rights granted to the Holder hereunder do not in any way conflict with the rights granted to the holders of the Company's securities under any other agreements.
(b)            Amendments and Waivers.  The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the Company has obtained the written consent of the Holder (or, if more than one Holder, Holders of a majority of Registrable Securities).  Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of a  Holder whose securities are being sold pursuant to a Registration Statement and that does not directly or indirectly affect the rights of other Holders may be given by such Holder (or, if more than one Holder, Holders of at least a majority of the Registrable Securities being sold by such Holders pursuant to such Registration Statement); provided that the provisions of this sentence may not be amended, modified or supplemented except in accordance with the provisions of the immediately preceding sentence. Notwithstanding the foregoing, this Agreement may be amended by written agreement signed by the Company and the Shareholder, without the consent of any other Holders of Registrable Securities, to cure any ambiguity or to correct or supplement any provision contained herein that may be defective or inconsistent with any other provision contained herein, or to make such other provisions in regard to matters or questions arising under this Agreement that shall not adversely affect the interests of a Holder of Registrable Securities.  Each Holder of Registrable Securities outstanding at the time of any such amendment, modification, supplement, waiver or consent or thereafter shall be bound by any such amendment, modification, supplement, waiver or consent effected pursuant to this Section 9(b), whether or not any notice, writing or marking indicating such amendment, modification, supplement, waiver or consent appears on the Registrable Securities or is delivered to such Holder.
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(c)            Notices.  All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, by telecopier, by courier guaranteeing overnight delivery or by first-class mail, return receipt requested, and shall be deemed given (A) when made, if made by hand delivery, (B) upon confirmation, if made by facsimile, (C) one (1) Business Day after being deposited with such courier, if made by overnight courier or (D) on the date indicated on the notice of receipt, if made by first-class mail, to the parties as follows:
(i)            if to the Company, to:
Knightsbridge Tankers Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda
 Attn:  Georgina Sousa
with copies to:
Ola Lorentzon
Floragatan 20
SE-11431 Stockholm
 Sweden
and
Gary Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
12

(ii)            if to Frontline 2012, to:
Frontline 2012 Ltd.
c/o Frontline Management AS
P.O. Box 1327 – Vika
N-0112 Oslo
 Norway
Att.: Inger M. Klemp

or to such other address as such person may have furnished to the other persons identified in this Section 9(c) in writing in accordance herewith.
(d)            Successors and Assigns.  This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto as hereinafter provided.  Except as expressly provided in this Section 9(d), the rights and obligations of the parties hereto cannot be assigned and any purported assignment or Transfer to the contrary shall be void ab initio.  No Person may be assigned any rights under this Agreement by any Holder unless the Company is given written notice by the assigning party stating the name and address of the assignee, identifying the securities of the Company as to which the rights in question are being assigned, and providing a detailed description of the nature and extent of the rights that are being assigned; provided, however, that no such assignment shall be effective until (x) the Company and each other party hereto (or their assignees) receive the written notice pursuant to this Section 9(e) and (y) the assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement, including the provisions of this Section 9(d).
(e)            Counterparts.  This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be original and all of which taken together shall constitute one and the same agreement.
(f)            Headings.  The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.
(g)            Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.
(h)            Submission to Jurisdiction  Except as set forth below, no proceeding, claim, counterclaim or dispute of any kind or nature whatsoever arising out of or in any way relating to this Agreement may be commenced, prosecuted or continued in any court other than the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, which courts shall have jurisdiction over the adjudication of such matters, and the Company hereby consents to the jurisdiction of such courts and personal service with respect thereto. THE COMPANY AND EACH HOLDER HEREBY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) IN ANY WAY ARISING OUT OF OR RELATING TO THIS AGREEMENT. The Company and each Holder agree that a final judgment in any such proceeding brought in any such court shall be conclusive and binding upon such party and may be enforced in any other courts in the jurisdiction of which such party is or may be subject, by suit upon such judgment.
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(i)            Agent for Service of Process.  The Company irrevocably appoints Gary J. Wolfe of Seward & Kissel LLP as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company by the person serving the same to the address provided in Section 9(c), shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement.
(j)            Severability.  If any term, provision, covenant or restriction of this Agreement is held to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, and the parties hereto shall use their reasonable best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction, it being intended that all of the rights and privileges of the parties shall be enforceable to the fullest extent permitted by law.
(k)            Entire Agreement.  This Agreement is intended by the parties as a final expression of their agreement and is intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and the registration rights granted by the Company with respect to the Registrable Securities.  Except as provided in the Acquisition Agreement, there are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein, with respect to the registration rights granted by the Company with respect to the Registrable Securities.  This Agreement supersedes all prior agreements and undertakings among the parties with respect to such registration rights.
(l)            Termination.  This Agreement and the obligations of the parties hereunder shall terminate upon the end of the Effectiveness Period, except for any liabilities or obligations under Section 4, 5 or 6 hereof, each of which shall remain in effect in accordance with its terms.
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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Knightsbridge Tankers Limited

By: /s/ Ola Lorentzon
Name: Ola Lorentzon
Title: CEO and Chairman

Frontline 2012 Ltd.
By: /s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Attorney-in-Fact

15

Exhibit D

  EXECUTION COPY

VOTING AGREEMENT

by and among

 KNIGHTSBRIDGE SHIPPING LIMITED,
GOLDEN OCEAN GROUP LIMITED
and

THE SHAREHOLDERS PARTY HERETO

_________________________

Dated as of October 7, 2014

 _________________________

TABLE OF CONTENTS

i

INDEX OF DEFINED TERMS
Term	Section
Adverse Amendment	2.1(b)
Agreement	Preamble
Beneficial Owner	1.1(a)
Beneficial Ownership	1.1(a)
Beneficially Own	1.1(a)
Beneficially Owned	1.1(a)
Common Shares	Recitals
control	1.1(b)
controlled by	1.1(b)
controlling	1.1(b)
Covered Affiliates	1.1(c)
Covered Shares	1.1(d)
Existing Shares	1.1(e)
GOG	Preamble
GOGL Common Shares	Recitals
KSL	Preamble
KSL Common Shares	Recitals
Loan Shares	2.1
Merger	Recitals
Merger Agreement	Recitals
Organizational Documents	2.1(b)
Permitted Transfer	1.1(f)
Shareholder	Preamble
Transfer	1.1(g)
Voting Period	2.1

ii

VOTING AGREEMENT
VOTING AGREEMENT, dated as of October 7, 2014 (this "Agreement"), by and among Knightsbridge Shipping Limited, a Bermuda limited company ("KSL"), Golden Ocean Group Limited, a Bermuda limited company ("GOGL") and each of the Persons listed on Schedule 1 hereto (each, a "Shareholder").
RECITALS
WHEREAS, concurrently with the execution and delivery of this Agreement, KSL and GOGL are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), pursuant to which, among other things, GOGL will merge with and into KSL (the "Merger");
WHEREAS, as of the date of this Agreement, each Shareholder is the Beneficial Owner (as hereinafter defined) of the number of issued and outstanding common shares, par value $0.01 per share, of KSL (the "KSL Common Shares") and/or such number of issued and outstanding ordinary shares, par value $0.10 per share, of GOGL (the "GOGL Common Shares") as is set forth opposite such Shareholder's name on Schedule 1 hereto; and
WHEREAS, as a condition to the willingness of KSL and GOGL to enter into the Merger Agreement, KSL and GOGL have required that each Shareholder agree, and each Shareholder has agreed, to enter into this Agreement.
Accordingly, in consideration of the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:
ARTICLE I

 GENERAL
Section 1.1                          Defined Terms.  The following capitalized terms, as used in this Agreement, shall have the meanings set forth below.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.
(a)            "Beneficial Ownership" by a Person of any security includes ownership by any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares: (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term "beneficial ownership" as defined in Rule 13d-3 adopted by the SEC under the 1934 Act.  The terms "Beneficially Own," "Beneficially Owned" and "Beneficial Owner" shall have correlative meanings.

(b)            "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.
(c)            "Covered Affiliates" means, with respect to each Shareholder, each Affiliate controlled by such Shareholder.
(d)            "Covered Shares" means the Existing Shares that are Beneficially Owned by the Shareholder, together with any other KSL Common Shares or GOGL Common Shares that the Shareholder acquires Beneficial Ownership of prior to the termination of this Agreement in accordance with this Agreement.
(e)            "Existing Shares" means, with respect to each Shareholder, the number of KSL Common Shares and/or GOGL Common Shares set forth opposite such Shareholder's name on Schedule 1 hereto.
(f)            "Permitted Transfer" means a Transfer by a Shareholder of Covered Shares (i) if agreed to by the Parties in writing in their sole discretion or (ii) provided such transfer is in the ordinary course of business and not for the purpose of evading the obligations established under this Agreement, a Transfer of Covered Shares by a Shareholder to one or more partners, subsidiaries or members of such Shareholder or to an affiliated corporation under common control with such Shareholder; provided that such transferee agrees in writing to assume all of such transferring Shareholder's obligations hereunder in respect of the securities subject to such Transfer and to be bound by, and comply with, the terms of this Agreement with respect to the Covered Shares that are subject to such Transfer, to the same extent as such transferring Shareholder is bound hereunder.
(g)            "Transfer" means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or otherwise dispose of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option, derivative or other agreement or understanding (including any profit or loss-sharing arrangement) with respect to any sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition.
ARTICLE II

 VOTING
Section 2.1                          Agreement to Vote.  Each Shareholder hereby agrees that during the period from the date hereof through the earlier to occur of (i) the Effective Time and (ii) the date of termination of the Merger Agreement in accordance with its terms (the "Voting Period"), at the KSL Shareholders Meeting and the GOGL Shareholders Meeting and at any other meeting of the shareholders of either Party, however called, including
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any adjournment, recess or postponement thereof, and in connection with any written consent of the shareholders of either Party, it shall, in each case to the extent that the Covered Shares are entitled to vote thereon or consent thereto:
(a)            appear at each such meeting or otherwise cause all of its Covered Shares to be counted as present thereat for purposes of calculating a quorum; and
(b)            except as expressly provided or permitted herein, vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering all of its Covered Shares (i) in favor of the Merger, the approval of the Merger Agreement and of the Bermuda Merger Agreement, (ii) against any action, proposal, transaction or agreement that would reasonably be expected to result in a material breach of any material representation, warranty, covenant or agreement of KSL or GOGL contained in the Merger Agreement, (iii) against any amendment of KSL's or GOGL's memorandum of association, bye-laws or other comparable charter or organizational documents, as applicable (collectively, the "Organizational Documents") (other than any amendments of either Party's Organizational Documents resulting from the Merger), which amendment would in any manner materially delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or the Bermuda Merger Agreement or change in any manner the voting rights of the KSL Common Shares or GOGL Common Shares, and (iv) against any Acquisition Proposal; provided that if, in response to a Superior Proposal received by the KSL Board or the GOGL Board, an Adverse Recommendation Change is made after the date of this Agreement and prior to the KSL Shareholders' Meeting or the GOGL Shareholders' Meeting, as applicable, in accordance with the terms of the Merger Agreement, such Shareholder's Covered Shares shall not in such circumstances be subject to this Section 2.1; and provided further, that this Section 2.1 shall not require such Shareholder to vote or consent (or cause any Affiliate to vote or consent) in favor of the Merger Agreement, the Bermuda Merger Agreement or the Merger, to the extent that the Merger Agreement has been amended in a manner that is materially adverse to the Shareholders (an "Adverse Amendment").
No Shareholder has entered into, and no Shareholder shall enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with clause (a) and clause (b) of this Section 2.1; provided, however, that if the events described in the first proviso of clause (b) of this Section 2.1 have occurred, the limitations in this clause (c) shall not apply to any action with respect to KSL Common Shares or GOGL Common Shares Beneficially Owned by a Shareholder including the voting for or consenting by written consent to an Acquisition Proposal.
Notwithstanding the foregoing, each Shareholder shall remain free to vote (or execute consents or proxies with respect to) the Covered Shares with respect to any matter not covered by this Section 2.1 in any manner such Shareholder deems appropriate, including in connection with the election of directors.
Further, notwithstanding the foregoing, if any Covered Shares are lent out pursuant to share lending arrangements entered into prior to the date hereof ("Loan Shares"), and the Shareholder as a consequence does not have voting power to such Loan
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Shares, this shall not in any way constitute a breach of the Shareholders undertakings pursuant hereto.
ARTICLE III

 REPRESENTATIONS AND WARRANTIES
Section 3.1                          Representations and Warranties of the Shareholders.  Each Shareholder represents and warrants to KSL and GOGL as follows:
(a)            Organization; Authorization; Validity of Agreement; Necessary Action.  Such Shareholder is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.  Such Shareholder has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution and delivery by such Shareholder of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated by this Agreement have been duly and validly authorized by such Shareholder and no other actions or proceedings on the part of such Shareholder are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated by this Agreement.  This Agreement has been duly executed and delivered by such Shareholder and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding agreement of such Shareholder enforceable against it in accordance with its terms, subject to the Equitable Exceptions.
(b)            Ownership.  Such Shareholder is the owner of record or the Beneficial Owner of such Shareholder's Existing Shares, free and clear of any Liens, other than (i) any Liens pursuant to this Agreement, (ii) any transfer restrictions of general applicability as may be provided under the Securities Act and the "blue sky" laws of the various states of the United States and (iii) any Liens which do and will not affect such Shareholder's Beneficial Ownership of the Covered Shares.  As of the date of this Agreement, such Shareholder's Existing Shares constitute all of the shares of KSL Common Shares and GOGL Common Shares Beneficially Owned or owned of record by such Shareholder.  Except to the extent Covered Shares are Transferred after the date of this Agreement pursuant to a Permitted Transfer, such Shareholder is the Beneficial Owner and has and will have at all times during the term of this Agreement Beneficial Ownership, voting power (including the right to control such vote as contemplated herein), power of disposition, power to issue instructions with respect to the matters set forth in Article II hereof, and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Shareholder's Existing Shares and with respect to all of the Covered Shares Beneficially Owned by such Shareholder at all times through the Closing Date.  Notwithstanding the foregoing, if any Covered Shares are Loan Shares, and the Shareholder as a consequence does not have voting power to such Covered Shares, or its rights over such Covered Shares are otherwise restricted as a result thereof, this shall not in any way constitute a breach of the Shareholder's undertakings, representations or warranties pursuant to this Agreement.
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(c)            Non-Contravention.  The execution, delivery and performance of this Agreement by such Shareholder do not and will not (i) contravene or conflict with, or result in any violation or breach of, any provision of Organizational Documents of such Shareholder, (ii) contravene or conflict with, or result in any violation or breach of, any Law applicable to such Shareholder or by which any of its assets or properties is bound or (iii) conflict with or result in any violation, termination, cancellation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Shareholder is a party or by which it or any of its assets or properties is bound, except for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of such Shareholder to perform its obligations hereunder.
(d)            Consents and Approvals.  The execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of its obligations under this Agreement and the consummation by it of the transactions contemplated by this Agreement will not, require such Shareholder to obtain any consent, approval, order, waiver, authorization or permit of, or any filing with or notification to,  any Governmental Authority or other Person, other than (i) such consents and approvals that have already been obtained, (ii) such consents and approvals that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of such Shareholder to perform its obligations hereunder and (iii) as required under the 1934 Act.
ARTICLE IV

 OTHER COVENANTS
Section 4.1                          Prohibition on Transfers.  During the term of this Agreement, each Shareholder agrees not to Transfer any of the Covered Shares, Beneficial Ownership thereof or any other interest therein, unless such Transfer is a Permitted Transfer.
Section 4.2                          Share Dividends, etc.  In the event of a reclassification, recapitalization, reorganization, share split (including a reverse share split) or combination, exchange or readjustment of shares or other similar transaction, or if any share dividend or share distribution is declared, in each case affecting the Covered Shares and in each case occurring prior to the termination of this Agreement, the terms "Existing Shares" and "Covered Shares" shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities of KSL or GOGL into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.  Each Shareholder hereby agrees, while this Agreement is in effect, promptly to notify KSL and/or GOGL of the number of any new KSL Common Shares or GOGL Common Shares with respect to which Beneficial Ownership is acquired by such Shareholder, if any, after the date hereof and before the Effective Time (it being understood that such Shareholder shall be deemed to have satisfied the foregoing obligation if it amends its Schedule 13D in respect of such new KSL Common Shares within the time period required under Rule 13d-2 adopted by the SEC under the
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1934 Act).  Any such shares shall automatically become subject to the terms of this Agreement as Covered Shares as though owned by the Shareholder as of the date hereof.
Section 4.3                          No Solicitation.  Each Shareholder hereby agrees that during the Voting Period, it shall not and shall use its reasonable best efforts to cause its Covered Affiliates and its and their respective Representatives not to, take any action that KSL or GOGL are otherwise prohibited from taking under Sections 6.4 and 6.5 of the Merger Agreement.
Section 4.4                          Waiver of Actions.  Each Shareholder hereby agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against KSL or GOGL or any of their respective successors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or the Bermuda Merger Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the negotiation and entry into this Agreement or the Merger Agreement or the Bermuda Merger Agreement.
ARTICLE V

 MISCELLANEOUS
Section 5.1                          Interpretation.  Unless the express context otherwise requires:
(a)            the words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;
(b)            terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;
(c)            references herein to a specific Section, Subsection, Recital or Schedule shall refer, respectively, to Sections, Subsections, Recitals or Schedules of this Agreement;
(d)            wherever the word "include," "includes" or "including" is used in this Agreement, it shall be deemed to be followed by the words "without limitation";
(e)            references herein to any gender shall include each other gender;
(f)            references herein to any Person shall include such Person's heirs, executors, personal representatives, administrators, successors and assigns;
(g)            references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;
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(h)            with respect to the determination of any period of time, the word "from" means "from and including" and the words "to" and "until" each means "to but excluding";
(i)            the word "or" shall be disjunctive but not exclusive;
(j)            references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;
(k)            references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;
(l)            the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement;
(m)            with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence;
(n)            if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and
(o)            references herein to "as of the date hereof," "as of the date of this Agreement" or words of similar import shall be deemed to mean "as of immediately prior to the execution and delivery of this Agreement".
Section 5.2                          Termination.  This Agreement and all obligations of the parties hereunder shall automatically terminate on the earlier to occur of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms and (c) the date of any modification, waiver, change or amendment of the Merger Agreement executed after the date hereof that is an Adverse Amendment, and after the occurrence of any such applicable event this Agreement shall terminate and be of no further force; provided, however, that the provisions of this Article V shall survive any termination of this Agreement, and such termination shall not relieve any party hereto of any obligation for any breach of this Agreement occurring prior to such termination.
Section 5.3                          Governing Law. This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except to the extent that the law of Bermuda is mandatorily applicable to the Merger.
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Section 5.4                          Jurisdiction. EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS.  EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING.  NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.
Section 5.5                          WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 5.6                          Notices.  All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):
If to KSL, to:
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Knightsbridge Shipping Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda
Attention:  Inger Klemp
 Email: inger.klemp@frontmgt.no
with a copy (which shall not constitute notice) to:

Seward & Kissel LLP
One Battery Park Plaza
New York, NY  10004
Attention: Gary J. Wolfe / James E. Abbott
 Email:  wolfe@sewkis.com/abbott@sewkis.com
If to GOGL, to:
Golden Ocean Group Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda
Attention:  Birgitte Vartdal
 Email: birgitte.vartdal@goldenocean.no
with a copy (which shall not constitute notice) to:
Advokatfirmaet BA-HR DA
P.O. Box 1524 Vika
NO-0117 Oslo
Norway
Attention:  Robin Bakken
 Email:  rba@bahr.no
(a)            If to any Shareholder: to such Shareholder and its counsel at their respective addresses and facsimile numbers set forth on Schedule 1 hereto.
All such notices or communications shall be deemed to have been delivered and received (a) if delivered in person, on the day of such delivery, (b) if by electronic mail before the close of business of the recipient on the Business Day when transmitted and receipt is confirmed, the day on which such electronic mail was sent, (c) if by electronic mail after the close of business of the recipient on the Business Day when transmitted and receipt is confirmed, on the following Business Day after which such electronic mail was sent; provided in the case of clauses (b) and (c), that such receipt is personally confirmed by telephone, (d) if by certified or registered mail (return receipt

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requested), on the seventh Business Day after the mailing thereof or (d) if by reputable overnight delivery service, on the second Business Day after the sending thereof.
Section 5.7                          Amendment.  This Agreement may not be amended with respect to any Shareholder except by an instrument in writing signed by KSL, GOGL and such Shareholder.
Section 5.8                          Extension; Waiver.  At any time before the termination of this Agreement, KSL and GOGL, on the one hand, and the Shareholders, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party hereto contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement.  Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party hereto.  The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.
Section 5.9                          Entire Agreement.  This Agreement (including the schedule hereto) and the Merger Agreement contain all of the terms, conditions and representations and warranties agreed to by the parties hereto relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.  No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.
Section 5.10                          No Third-Party Beneficiaries.  KSL, GOGL and the Shareholders hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.
Section 5.11                          Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.  Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as
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possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 5.12                          Construction.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof will arise favoring or disfavoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.
Section 5.13                          Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns.  Except in connection with a Permitted Transfer (which Permitted Transfer shall not relieve any Shareholder of its obligations hereunder), no party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion.  Any purported assignment without such prior written consents shall be void.
Section 5.14                          Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith.  The parties hereto hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for temporary restraining order) the defense that a remedy at law would be adequate.
Section 5.15                          Shareholder Capacity.  Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by each Shareholder are made solely with respect to such Shareholder and the Covered Shares.  Each Shareholder is entering into this Agreement solely in its capacity as the Beneficial Owner of such Covered Shares.  Nothing contained herein, and no action taken by any Shareholder pursuant hereto, shall be deemed to constitute the parties hereto as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties hereto are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.
Section 5.16                          No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in either KSL or GOGL any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares.  All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Shareholders, and KSL and GOGL shall have no authority to direct the
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Shareholders in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.
Section 5.17                          Fees and Expenses.  All costs and expenses (including all fees and disbursements of counsel, accountants, investment bankers, experts and consultants to a party hereto) incurred in connection with this Agreement shall be paid by the party incurring such costs and expenses.
Section 5.18                          Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party hereto has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party hereto shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.
[Signature page follows]
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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized directors of the parties to this Agreement as of the date first written above.
KNIGHTSBRIDGE SHIPPING LIMITED

By:	/s/ Ola Lorentzon
Name: Ola Lorentzon Title: Director

GOLDEN OCEAN GROUP LIMITED
By:	/s/ Kate Blankenship
Name: Kate Blankenship Title: Director

[Signature page to Voting Agreement]

FRONTLINE 2012 LTD.

By:	/s/ Georgina E. Sousa
Name: Georgina E. Sousa Title: Director

FARAHEAD INVESTMENTS INC.
By:	/s/ Dimitris Hannas
Name: Dimitris Hannas Title: Director

HEMEN HOLDING LTD.
By:	/s/ Dimitris Hannas
Name: Dimitris Hannas Title: Director

GOLDEN OCEAN GROUP MANAGEMENT (BERMUDA) LTD.

By:	/s/ Herman Billung
Name: Herman Billung Title: Director

ICB SHIPPING (Bermuda) Limited,

By:	/s/ Inger M. Klemp
Name: Inger M. Klemp Title: Attorney-in-Fact

/s/ Herman Billung
Herman Billung

/s/ Birgitte Ringstad Vartdal
Birgitte Ringstad Vartdal

[Signature page to Voting Agreement]

/s/ Kate Blankenship
Kate Blankenship

/s/ Hans Christian Børresen
Hans Christian Børresen

/s/ Hans Petter Aas
Hans Petter Aas

/s/ Inger M. Klemp
Inger M. Klemp

[Signature page to Voting Agreement]